FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the Ordinary General Meeting of Shareholders

2.	(English Translation) Nomura Report for the 104th Fiscal Year From April 1, 2007 to March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 2, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

[English Translation]

(Code: 8604)

May 31, 2008

To: Shareholders

Nobuyuki Koga
Director and Representative Executive Officer
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support to Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the 104th Ordinary General Meeting of Shareholders will be held as follows. You are respectfully requested to attend the meeting with the enclosed proxy card in your possession.

Description

1.	Date and Time:	10:00 a.m. on Thursday June 26, 2008

2.	Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.	104th fiscal year (covering the period from April 1, 2007 to March 31, 2008) business report, report on the content of consolidated financial statements and report on the results of audits of consolidated financial statements by the independent accounting auditor and the Audit Committee

2.	Report on the content of the 104th fiscal year financial statements (covering the period from April 1, 2007 to March 31, 2008)

Matters to be Resolved:

1.	Election of Eleven Directors

2.	Issue of Stock Acquisition Rights as Stock Options to executives and employees of subsidiaries of the Company

Note:	This document can be accessed on the Company’s website (http://www.nomuraholdings.com/investor/shm/).

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Reference Material for the General Meeting of Shareholders

Agenda and the Referenced Matters:

Proposal No. 1: Election of Eleven Directors

As all of the nine Directors will have finished their term of office at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the election of eleven Directors in accordance with the resolution of the Nomination Committee.

The nominees are as follows.

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
1. Junichi Ujiie	(Brief Personal History)		130,235
(Oct. 12, 1945)	Nov. 1975	Joined Nomura
	Jun. 1990	Director
	Jun. 1992	Director and Head of Americas Division
	Jun. 1995	Managing Director and Head of Americas Division
	Jun. 1996	Managing Director in charge of Risk Analysis Division
	May 1997	President & CEO
	Apr. 2003	Chairman of the Board of Directors
	Jun. 2003	Chairman of the Board of Directors and Senior Managing Director
	Apr. 2006	Chairman of the Board of Directors

(Responsibilities)
Chairman of the Board of Directors
Chairman of the Nomination Committee, Chairman of the Compensation Committee

(Representative Status in Other Companies)
Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research
2. Masanori Itatani	(Brief Personal History)		58,222
(Oct. 13, 1953)	Apr. 1976	Joined Nomura
	Jun. 1998	Director in charge of Corporate Communications and IR
	Jun. 2000	Director in charge of Planning Division and Corporate Communications
	Oct. 2001	Director in charge of General Affairs Department
	Jun. 2003	Senior Managing Director in charge of Global Corporate Communications, General Affairs Department and Secretariat
	Apr. 2004	Senior Managing Director in charge of Internal Audit
	Apr. 2006	Executive Managing Director in charge of Internal Audit
	Jun. 2007	Director

(Responsibilities) Audit Mission Director
3. Masaharu Shibata	(Brief Personal History)		17,000
(Feb. 21, 1937)	Apr. 1959	Joined NGK Insulators, Ltd.
	Jun. 1994	President & CEO of NGK Insulators, Ltd.
	Oct. 2001	Director
	Jun. 2002	Chairman of NGK Insulators, Ltd.
	Jun. 2007	Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd.

(Responsibilities)
Member of the Nomination Committee, Member of the Compensation Committee

(Representative Status in Other Companies)
Chairman of NGK Insulators, Ltd.
Chairman of NGK Technica, Ltd.

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4. Hideaki Kubori	(Brief Personal History)		6,000
(Aug. 29, 1944)	Apr. 1971	Registered as attorney at law and joined Mori Sogo Law Offices
	Mar. 1998	Left Mori Sogo Law Offices
	Apr. 1998	Chairman, Hibiya Park Law Offices
	Apr. 2001	Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
	Oct. 2001	Director
	Mar. 2002	Retired from Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
	Feb. 2003	Statutory Auditor, Sourcenext Corporation

(Responsibilities)
Member of the Nomination Committee, Member of the Compensation Committee

(Representative Status in Other Companies)
Chairman of Hibiya Park Law Offices
5. Haruo Tsuji	(Brief Personal History)		4,000
(Dec. 6, 1932)	Mar. 1955	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation)
	Jun. 1986	President, Sharp Corporation
	Jun. 1998	Corporate Advisor, Sharp Corporation
	Jun. 2001	Statutory Auditor
	Jun. 2003	Director

(Responsibilities)
Chairman of the Audit Committee
6. Fumihide Nomura	(Brief Personal History)		188,626
(Apr. 13, 1934)	Apr. 1957	Joined Nomura
	Dec. 1976	Director
	Dec. 1979	Managing Director
	Dec. 1982	Statutory Auditor
	Jun. 2003	Director

(Responsibilities)
Member of the Audit Committee

(Representative Status in Other Companies)
President of Nomura Shokusan Co., Ltd.
7. Kenichi Watanabe	(Brief Personal History)		11,566
(Oct. 28, 1952)	Apr. 1975	Joined Nomura
	Jun. 1998	Director
	Jun. 2000	Managing Director
	Oct. 2001	Director
Managing Director of Nomura Securities Co., Ltd.
(NOTE) On October 1, 2001, The Nomura Securities Co., Ltd. adopted the holding company structure, changed its name to “Nomura Holdings, Inc.” and transferred its securities business to its wholly-owned subsidiary “Nomura Securities Co., Ltd.”
	Apr. 2002	Executive Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director
Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2004	Executive Vice President of Nomura Securities Co., Ltd.
	Mar. 2006	Retired from Senior Managing Director
	Apr. 2006	Deputy President of Nomura Securities Co., Ltd.
	Apr. 2008	President & CEO Director and President & CEO of Nomura Securities Co., Ltd.

(Representative Status in Other Companies)
Director and President & CEO of Nomura Securities Co., Ltd.

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8. Takumi Shibata	(Brief Personal History)		40,602
(Jan. 8, 1953)	Apr. 1976	Joined Nomura
	Jun. 1998	Director
	Jun. 2000	Managing Director
	Sep. 2001	Retired from Managing Director
	Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (Please see the NOTE above.)
	Apr. 2003	Executive Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director
Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2004	Director and Executive Vice President of Nomura Securities Co., Ltd.
	Mar. 2005	Retired from Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2005	Director and President & CEO of Nomura Asset Management Co., Ltd.
	Mar. 2006	Retired from Senior Managing Director
	Mar. 2008	Retired from Director and President & CEO of Nomura Asset Management Co., Ltd.
	Apr. 2008	Deputy President & COO Director and Deputy President of Nomura Securities Co., Ltd.

(Representative Status in Other Companies)
Director and Deputy President of Nomura Securities Co., Ltd.
9. Masahiro Sakane	(Brief Personal History)		3,400
(Jan. 7, 1941)	Apr. 1963	Joined Komatsu Ltd.
	Jun. 2001	President of Komatsu Ltd.
	Jun. 2003	President & CEO of Komatsu Ltd.
	Jun. 2007	Chairman of the Board of Komatsu Ltd.

(Representative Status in Other Companies)
Chairman of the Board of Komatsu Ltd.
10. Tsuguoki Fujinuma	(Brief Personal History)		0
(Nov. 21, 1944)	Apr. 1969	Entered Horie Morita Accounting Firm
	Jun. 1970	Entered Arthur & Young Accounting Firm
	Nov. 1974	Registered as a certified public accountant
	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Jun. 1993	Managing Partner of Ota Showa & Co. (currently, Ernst & Young ShinNihon)
	May 2000	President of the International Federation of Accountants
	Nov. 2002	Retired from President of the International Federation of Accountants
	Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
	Jun. 2007	Retired from Ernst & Young ShinNihon
	Jul. 2007	Retired from Chairman and President of the Japanese Institute of Certified Public Accountants Advisor of the Japanese Institute of Certified Public Accountants
	Aug. 2007	Director of Tokyo Stock Exchange Group, Inc.
	Oct. 2007	Governor of Tokyo Stock Exchange Regulation
	Apr. 2008	Specially-appointed Professor of Chuo Graduate School of Strategic Management

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11. Yoshifumi Kawabata	(Brief Personal History)		14,012
(Nov. 3, 1952)	Apr. 1975	Joined Nomura
	Jun. 1998	Director
	Jun. 2000	President of Nomura Babcock & Brown Co., Ltd.
	Sep. 2001	Retired from Director
	Oct. 2001	Director of Nomura Securities Co., Ltd. (Please see the NOTE above.)
	Apr. 2002	Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director Director and President of Nomura Babcock & Brown Co., Ltd. Executive Managing Director of Nomura Securities Co., Ltd.
	Mar. 2005	Retired from Senior Managing Director Retired from Executive Managing Director of Nomura Securities Co., Ltd.
	Mar. 2008	Retired from Director and President of Nomura Babcock & Brown Co., Ltd.
	Apr. 2008	Advisor

Note 1:	There are no special conflicts of interests between the Company and the above-mentioned nominees.

Note 2:	The nominees, Mr. Masaharu Shibata, Mr. Hideaki Kubori, Mr. Haruo Tsuji, Mr. Masahiro Sakane and Mr. Tsuguoki Fujinuma satisfy the requirements for an outside director prescribed in Article 2, paragraph 3, item 7 of the Enforcement Regulations of the Companies Act.

Note 3:	The Company has respectively concluded an agreement with the nominees, Mr. Masaharu Shibata, Mr. Hideaki Kubori and Mr. Haruo Tsuji , all currently serving as outside directors, which limits liability for damage under Article 423, Item 1 of the Companies Act. The maximum amount of liability under the said agreement is ¥20 million or the amount prescribed by law, whichever is higher. If their reappointments are approved, the Company shall continue the said liability limitation agreement.

Also, if the nominees, Mr. Masahiro Sakane and Mr. Tsuguoki Fujinuma, are appointed, the Company shall respectively conclude the said liabilities limitation agreement.

Note 4:	The Company has adopted the holding company structure by way of company split and changed its corporate name, “The Nomura Securities Co., Ltd.” into “Nomura Holdings, Inc.” on October 1, 2001. The brief personal history above at the Company on or before September 30, 2001 refers to responsibilities at “The Nomura Securities Co., Ltd.”

As to the reason for making the abovementioned eleven individuals Director Candidates, six of them, namely, Mr. Junichi Ujiie, Mr. Masanori Itatani, Mr. Masaharu Shibata, Mr. Hideaki Kubori, Mr. Haruo Tsuji and Mr. Fumihide Nomura, have played exemplary roles as directors in the determination of important managerial matters and supervision of business execution within Nomura Group and the Company would like to request all of them to continue their service as directors.

New Candidates Mr. Kenichi Watanabe and Mr. Takumi Shibata respectively serve as President & CEO and Deputy President & COO. If they concurrently serve as director, the Board of the Directors would easily comprehend the circumstances surrounding business execution and affairs of the Company and also make more appropriate important management decisions and execution of supervisory powers.

The reason for making Mr. Masahiro Sakane and Mr. Tsuguoki Fujinuma is referred below in (4) and (5).

New Candidate Mr. Yoshifumi Kawabata, is thoroughly versed in Nomura Group affairs and, at the meeting of the Board of Directors to be held after this General Meeting of Shareholders, is expected to be appointed as “Audit Mission Director”, a position that, without concurrently serving as the executive officer, consists of the responsibilities of a full-time director supporting the work of the Audit Committee.

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The followings are provisions pertaining to candidates under Article 74, Item 4 of the Enforcement Regulations of the Companies Act with respect to outside director candidates Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Masahiro Sakane and Tsuguoki Fujinuma.

(1) Masaharu Shibata

Mr. Masaharu Shibata has managerial experience as the Chairman of NGK Insulators, Ltd. and has held important role as Vice Chairman of Nippon Keidanren (Japan Business Federation). His achievements and insights have been highly evaluated within and outside the Company. The Company requests his continuation as outside director fully expecting him to play a sufficient role in determining important managerial matters of our company and supervising the execution of our company’s duties on an ongoing basis by utilizing his experience.

Mr. Shibata’s term in office as outside director under the Committee System is 5 years (under the Statutory Auditor System prior to the Committee System, his term was 1 year and 8 months as director).

Also, Mr. Shibata’s relative within the third degree of consanguinity, is an employee of the Investor Relations & Corporate Services of Nomura Securities International, Inc., a special affiliate of the Company in the US, as defined in Article 74, Item 4, No. 6 of the Enforcement Regulations of the Companies Act.

(2) Hideaki Kubori

Mr. Hideaki Kubori has exhibited high professionalism in corporate legal affairs as a lawyer, particularly in relation to corporate governance. He had also held important role as Vice President of the Japan Federation of Bar Associations and President of the Daini Tokyo Bar Association. His achievements and insights have been highly evaluated within and outside the Company. The Company requests his continuation as outside director fully expecting him to play a sufficient role in determining important managerial matters of our company and supervising the execution of our company’s duties on an ongoing basis by utilizing his expertise.

Mr. Kubori’s term in office as outside director under the Committee System is 5 years (under the Statutory Auditor System prior to the Committee System, his term was 1 year and 8 months as director).

(3) Haruo Tsuji

Mr. Haruo Tsuji has managerial experience and held successively as President of Sharp Corporation. His achievements and insights have been highly evaluated within and outside the Company. The Company has requested his continuation as outside director fully expecting him to play a sufficient role in determining important managerial matters of our company and supervising the execution of our company’s duties on an ongoing basis by utilizing his experience.

Mr. Tsuji’s term in office as outside director under the Committee System is 5 years (under the Statutory Auditor System prior to the Committee System, his term was 2 years as statutory auditor).

Mr. Masaharu Shibata, Mr. Hideaki Kubori and Mr. Haruo Tsuji are concurrently serving as outside directors of a wholly-owned subsidiary of the Company, Nomura Securities Co., Ltd., of which in April 2008 an insider trading by a former employee has occurred. They have made several recommendations for preventive measures against recurrence in response to this.

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(4) Masahiro Sakane

Mr. Masahiro Sakane has managerial experience as the Chairman of Komatsu Ltd. and has held important role as Chairman of the Sub-Saharan Africa Committee of Nippon Keidanren (Japan Business Federation). His achievements and insights have been highly evaluated within and outside the Company. The Company requests his appointment as outside director fully expecting him to play a sufficient role in determining important managerial matters of our company and supervising the execution of our company’s duties by utilizing his experience.

Mr. Sakane serves as the Chairman of the Board of Komatsu Ltd., which in March 2007 was imposed an administrative surcharge by the Financial Services Agency in Japan based on the fact that Komatsu’s repurchase of some of its own shares from the market before disclosure of its dormant subsidiary’s dissolution constituted a violation of Japan’s Securities and Exchange Law. After the incident, as a representative director of Komatsu, he vigorously pursued preventive measures against recurrence, including enhancement of its control system and staff training.

(5) Tsuguoki Fujinuma

Mr. Tsuguoki Fujinuma served as President of the International Federation of Accountants, as Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation. He is amply familiar with international accounting standards and has exhibited the high professionalism befitting of a financial expert under the US Sarbanes-Oxley Act of 2002. His achievements and insights have been highly evaluated within and outside the Company. The Company requests his appointment as outside director fully expecting him to play a sufficient role in determining important managerial matters of our company and supervising the execution of our company’s duties by utilizing his expertise.

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Proposal No. 2: Issue of Stock Acquisition Rights as Stock Options to executives and employees of subsidiaries of the Company

In accordance with provisions of Articles 236, 238, and 239 of the Companies Act, issuance of stock acquisition rights as stock options to executives (directors, executive officers), and employees of subsidiaries of the Company, the Company proposes the arrangement whereby the determination of solicitation plan will be delegated to the Board of Directors of the Company or to the Executive Officers designated by the resolution by the Board of Directors.

Two types of stock acquisition rights (“Stock Acquisition Rights”) are to be issued.

Stock Option A Plan

The “value of assets to be financed upon the exercise of stock acquisition rights” shall be determined based on the market price of the common stock of the Company at the time of issuance, and therefore qualify as stock acquisition rights under the tax system of Japan.

Stock Option B Plan

The “value of assets to be financed upon the exercise of stock acquisition rights” shall be one (1) yen per share.

The Stock Option B Plan will have the same economic effect as restricted stocks, a commonly used method by companies in the United States and in Europe to compensate its executives and employees. Accordingly, the exercise price will be one (1) yen and a non-exercise period of two (2) years from the determination of solicitation plan has been set. Grantees who leave the company of their accord before the start of the exercise period will, in principle, forfeit their right to the stock acquisition rights. These stock options will be granted in lieu of a portion of cash compensation, making for a quasi-deferred payment to link compensation to the Company’s stock price. This will be an effective means to retain talented personnel over the medium- to long-term and link a portion of compensation to the Company’s stock price. If the Company’s stock price rises, grantees’ compensation will also increase, thereby making it possible to align interests with shareholders. The use of such plan in stock acquisition rights as stock options is commonplace in the United States and Europe. If this system is not used, cash payments for compensation will increase.

1.	Reasons why it is necessary to solicit persons to subscribe for stock acquisition rights

By linking a portion of compensation for executives and employees of subsidiaries of the Company with the market price of our share, interests can be aligned with shareholders and share common incentive between executives and employees working in different divisions and geographic regions to improve performance across Nomura Group. Accordingly, two types of stock acquisition rights, Stock Option A Plan and Stock Option B Plan, are being issued to executives and employees of subsidiaries of the Company to retain talented personnel and improve business performance. Issuance of stock acquisition rights will be determined by executive officers of the Company following appropriate deliberation by the Compensation Committees of each subsidiary of the Company regarding profit levels of the subsidiary and the contribution and compensation levels of executives and employees.

2.	Maximum number of stock acquisition rights that can be issued through solicitation plan to be authorized by resolution at this Ordinary General Meeting of Shareholders

By resolution at the Ordinary General Meeting of Shareholders, the maximum aggregate number of stock acquisition rights that can be issued in Stock Option A Plan and Stock Option B Plan is 175,000, the same number as last year.

In addition, the maximum aggregate number of shares of common stock of the Company that can be issued through exercise of the stock acquisition rights for Stock Option A Plan and Stock Option B Plan is a combined total of 17,500,000 (0.89% of outstanding shares), also the same as last year. The breakdown for Stock Option A Plan and Stock Option B Plan is as outlined below.

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2.1	Maximum number of stock acquisition rights for Stock Option A Plan

Maximum number of stock acquisition rights

A maximum of 25,000 stock acquisition rights has been set.

In addition, the maximum number of shares of the Company’s common stock to be issued upon exercise of the stock acquisition rights is 2,500,000. However, in accordance with 4 (1) (i) below, should an adjustment be made to the number of stocks granted, the final number will be the adjusted number of stocks granted in relation to the stock acquisition rights multiplied by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 25,000 stock acquisition rights for Stock Option A Plan was authorized for last fiscal year and a total of 20,160 stock acquisition rights had been issued as of April 30, 2008. The Company once again proposes the arrangement whereby maximum of 25,000 stock acquisition rights be issued in order to use as incentives for executives and employees of subsidiaries of the Company.

2.2	Maximum number of stock acquisition rights for Stock Option B Plan

Maximum number of stock acquisition rights

A maximum of 150,000 stock acquisition rights has been set.

In addition, the maximum number of shares of the Company’s common stock to be issued upon exercise of the stock acquisition rights is 15,000,000. However, in accordance with 4 (2) (i) below, should an adjustment be made to the number of stocks granted, the final number will be the adjusted number of stocks granted in relation to the stock acquisition rights multiplied by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 150,000 stock acquisition rights for Stock Option B Plan was authorized for last fiscal year and a total of 94,674 stock acquisition rights had been issued as of April 30, 2008.

Stock Option B Plan is effective in controlling payments of cash compensation and is becoming established within Nomura Group as a mean to retain talented personnel principally in international operations over the medium- to long-term as equity-linked compensation is commonplace outside Japan. The Company needs to enhance its international strategy and will make effective use of Stock Option B as a means to hire and retain talented personnel.

Further, in regards to stock acquisition rights exercised during the 104th fiscal year, treasury stocks were issued in lieu of issuing new shares.

* As of March 31, 2008, the Company had 57,886,944 shares as treasury stock.

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3.	Payment of money shall not be required for Stock Acquisition Rights.

4.	Contents of Stock Acquisition Rights

(1) Contents of Stock Acquisition Rights under Stock Option A Plan

(i) Number of Shares under Stock Acquisition Rights

The number of shares under a Stock Acquisition Right (the “Number of Shares Granted under a Stock Acquisition Right”) shall be 100 shares of common stock of the Company.

If the shares are split (including allocation without charge of common stock of the Company; the same shall apply hereinafter) or consolidated after the allotment of the Stock Acquisition Rights, the number of shares granted under the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Ratio of Split or Consolidation

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event in which an adjustment of the Number of Shares Granted under a Stock Acquisition Rights is required, the Company may appropriately adjust the Number of Shares Granted under a Stock Acquisition Rights to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition rights, or the method of calculating such value

The value of assets to be financed upon the exercise of the Stock Acquisition rights shall be the amount per share to be issued or transferred by the exercise of the Stock Acquisition Rights (the “Exercise Price”) multiplied by the Number of Shares Granted under a Stock Acquisition Rights.

The Exercise Price shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the Stock Acquisition Rights (excluding dates on which no trade is made) are allotted or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the allotment date (if there is no closing price on the allotment date, the most recent closing price prior to the allotment date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

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If the shares are split or consolidated after the allotment of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	1
Ratio of Split or Consolidation

If new shares of common stock are issued or the common stock held by the Company is disposed of at a price below the market price of the common stock of the Company (excluding any cases of the exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Number of Outstanding Shares issued	+	Number of Newly Issued Shares × Paid-in Amount per Share

Market Price per Share
Number of (Outstanding + Newly Issued) Shares

If the common stock of the Company held by the Company is disposed of, “Number of Newly Issued Shares” in the formula above shall read “Number of Shares of Common Stock of the Company to be Disposed of,” and “Paid-in Amount per Share” in the formula above shall read “Disposal Value per Share.”

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar case in which an adjustment of the Exercise Price is required, the Company may appropriately adjust the Exercise Price to a reasonable extent.

(iii) Exercise Period for the Stock Acquisition Rights

The Board of Directors of the Company or an executive officer designated by the resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date. In principle, the stock acquisition rights may not be exercised for two years subsequent to the determination of the details of the stock acquisition right.

(iv) Matters Concerning Capital and Additional paid-in capital that will Increase if Shares are Issued by the Exercise of Stock Acquisition Rights

(a)	The amount by which the capital will increase if shares are issued by the exercise of the Stock Acquisition rights will be half of the amount of the limit on increase of capital, etc. calculated in accordance with Article 40 paragraph 1 of the Corporate Calculation Rules, and any fraction of less than one (1) yen as a result of calculation shall be rounded up to the nearest yen.

(b)	The amount by which capital reserves will increase if shares are issued by the exercise of the Stock Acquisition rights shall be the amount of the limit on increase of capital, etc. as stated in (a) above less the amount of capital to be increased as prescribed in (a) above.

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(v) Restriction on the Acquisition of Stock Acquisition Rights by Transfer

Approval by the Board of Directors shall be required for the acquisition of Stock Acquisition Rights by transfer.

(vi) Events for Acquisition of Stock Acquisition Rights

When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly-owned subsidiary, the Company may acquire the stock acquisition rights for no value on a day separately determined by the Board of Directors of the Company or an executive officer designated by the resolution of the Board of Directors.

(vii) Any fractions of less than one (1) share out of the shares to be issued or transferred to a person owning the stock acquisition rights who has exercised stock acquisition rights shall be disregarded.

(viii) Other Conditions for the Exercise of the Stock Acquisition Rights

(a)	Partial exercise of the respective stock acquisition rights shall not be possible.

(b)	Other conditions for the exercise of the rights shall be determined by the Board of Directors of the Company or an executive officer designated by the resolution of the Board of Directors.

(2) Contents of Stock Acquisition Rights under Stock Option B Plan

(i) Number of Shares under the Stock Acquisition Right

Same as Stock Option A Plan.

(ii) Value of assets financed upon the exercise of the Stock Acquisition Rights, or the method for calculating such

The Exercise Price shall be 1 yen, multiplied by the Number of Shares Granted under a Stock Acquisition Rights.

(iii)~(viii) Same as Stock Option A Plan.

(End)

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[English Translation]

NOMURA

Report for the 104th fiscal year

From April 1, 2007 to March 31, 2008

Nomura Holdings, Inc.

To Our Shareholders

As newly appointed President and CEO of Nomura Holdings, Inc. as of April 1, 2008, I am pleased to present you with our business report for the fiscal year ended March 31, 2008 (April 1, 2007 – March 31, 2008).

Firstly, I deeply regret that an incident of insider trading involving a former employee in Nomura Securities Co., Ltd.’s M&A Advisory Department has markedly damaged the public’s trust in the capital markets. I sincerely apologize for having caused such trouble and inconvenience to our clients.

Going forward, we will make every effort to prevent the recurrence of such an incident. We will enhance our management systems based on the findings of a special investigative committee formed by outside committee members that will assess information management processes in the company and propose measures to rectify any lapses that may exist. Understanding the public responsibility that comes with being a market intermediary, all Nomura executives and employees will conduct themselves based on a high standard business ethics and self-discipline.

During the period (the fiscal year ended March 31, 2008), our Global Markets division reported a loss, both in conjunction with the posting of losses in the mortgage finance business due to turmoil in the U.S. subprime mortgage market, as well as the posting of a valuation loss due to an increase in credit provisions for exposure to guarantees following the significant ratings downgrades of U.S. finance guarantee companies (known as monoline insurers), which normally function to increase the safety of investments in securitized products. Impacted by this loss in the Global Markets division, under accounting principles generally accepted in the United States (U.S. GAAP), we reported a consolidated loss before income taxes of 64.6 billion yen and a consolidated net loss of 67.8 billion yen. I sincerely apologize for these poor operating results.

Although we posted large losses for the fiscal year, during the period, we significantly compressed our total assets and made efforts to improve the shareholders’ equity ratio, which is based on the approximately 2 trillion yen in shareholders’ equity that we hold, and maintained an extremely strong financial position. In March 2008, we issued approximately 120 billion yen of subordinated bonds, which along with other subordinated debt we used to ensure an appropriate capital structure and to prepare for additional future business development.

In light of our operating results, our year-end dividend will be 8.5 yen per share, which is our target dividend based on a dividend to equity ratio (DOE) of 3%. When combined with the sum of our first to third quarter dividends of 25.50 yen, the annual dividend comes to 34 yen per share.

The economic environment surrounding the finance industry remains difficult, but we view the current situation as a chance for us to make significant strides. We aim to become an even more competitive and trusted financial services group by enacting business changes with speed and offering our clients world class products and services.

We look forward to your continued support.

May 2008

Kenichi Watanabe

President and Chief Executive Officer

Nomura Holdings, Inc.

(Attachments to Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the Year Ended March 31, 2008

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing itself as a globally competitive financial services group. We have also set a management target of maintaining an average consolidated return on equity (ROE) of 10% to 15% on a consolidated basis over the medium to long term.

In pursuing this vision, we put our clients first and contribute to the creation of an affluent society based on investment by listening closely to the needs of our clients and delivering superior investment services and high value added solutions via the financial and capital markets. We aim to go beyond the boundaries of the traditional securities business to take the lead in expanding into new business areas, and thereby construct new growth models, diversify our sources of earnings, and achieve a profit structure resilient to changes in the market environment. In addition, we will promote compliance with applicable laws, regulations and ensure proper corporate behavior.

Structure of Business Operations

Nomura Group is organized around globally-linked business divisions under a unified strategy, rather than individual legal entities. Nomura Group’s operations are comprised of Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. We will strive to achieve a higher level of specialization in each division, advance and progress our business in each respective area, and maximize the collective strength of Nomura Group by enhancing collaboration between business divisions.

2.	Progress and Results of the Group’s Business Activities

(1)	Summary

Although the Japanese economy expanded during the year under review, extending the longest period of economic expansion since the end of World War II, economic sentiment in Japan declined from the summer months of 2007 onward in conjunction with the growing severity of the U.S. subprime loan (mortgages to individuals with low credit standing) crisis. On top of low growth in wages, household spending was suppressed by the high price of crude oil, incidents of false labeling on food, and amendments to Japan’s Building Code. Meanwhile, the corporate sector continued to enjoy firm exports, supported by the expansion of emerging economies. Although recurring profits growth rates among major listed companies lost some upwards momentum during the period, recurring profits are expected to have increased for the sixth straight year, the longest continuous period of growth since the end of World War II.

After the Tokyo Stock Price Index (TOPIX) marked a high for the period in July 2007, the stock market subsequently corrected, and in March 2008 the TOPIX index fell to its lowest level since June 2005. Amid this market environment, companies executed a record high level of share repurchases during the year under review, with the corporate sector becoming the largest net buyer of stocks during the period. Meanwhile, foreign investors continued to play a leading role in stock market trading, but became net sellers from the summer of 2007 onwards, amid the deepening global credit squeeze resulting from expanding losses by U.S. and European financial institutions.

In the bond market, the yield on newly issued 10-year Japanese government bonds rose to near 2.0% in June 2007, but then retreated to the 1.2% range by March 2008 due to receding expectations for an additional interest rate hike by the Bank of Japan. Investors favored government bonds with extremely low default risk, as participants in global markets increasingly looked to avoid credit risk. As a result, the environment for listed companies to raise funds by issuing equity or debt through domestic and overseas capital markets gradually deteriorated during the period.

In this environment, net revenue decreased 27.8% year-on-year to 787.3 billion yen, non-interest expenses increased 10.7% year-on-year to 851.8 billion yen, loss before income taxes was 64.6 billion yen, and net loss was 67.8 billion yen. As a result, ROE for the full year was minus 3.3%.

U.S. GAAP Figures

	(billions of yen)		(%)
	103rd Fiscal Year (April 1, 2006 —March 31, 2007)	104th Fiscal Year (April 1, 2007 —March 31, 2008)	Percentage change from last fiscal year
Net revenue	1,091.1	787.3	(27.8)
Non-interest expenses	769.3	851.8	10.7
Income(loss) before income Taxes	321.8	(64.6)	—
Income tax expense	145.9	3.3	(97.8)
Net income(loss)	175.8	(67.8)	—
ROE	8.3%	(3.3)%	—

*	ROE calculation method: Net income divided by average shareholders’ equity.

(2)	Segment Information

Total of business segment

	(billions of yen)		(%)
	103rd Fiscal Year (April 1, 2006 —March 31, 2007)	104th Fiscal Year (April 1, 2007 —March 31, 2008)	Percentage change from last fiscal year
Net revenue	1,057.7	837.4	(20.8)
Non-interest expenses	680.5	851.8	25.2
Income(loss) before income taxes	377.3	(14.4)	—

In business segment totals, which exclude unrealized gains (losses) on investments in equity securities held for operating purposes, net revenue for the year ended March 31, 2008, decreased 20.8% from the prior year to 837.4 billion yen. Non-interest expenses increased 25.2% year-on-year to 851.8 billion yen, and loss before income taxes was 14.4 billion yen. Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information for the fiscal year ended March 31, 2007, includes the effect of consolidation/deconsolidation of certain private equity investee companies1.

Income (loss) before income taxes by business segment

	(billions of yen)		(%)
	103rd Fiscal Year (April 1, 2006 —March 31, 2007)	104th Fiscal Year (April 1, 2007 —March 31, 2008)	Percentage change from last fiscal year
Domestic Retail	160.9	122.3	(24.0)
Global Markets	58.8	(226.2)	—
Global Investment Banking	44.4	22.8	(48.7)
Global Merchant Banking	52.8	53.3	1.0
Asset Management	36.5	31.0	(15.0)
Sub Total	353.3	3.2	(99.1)
Other	23.9	(17.6)	—
Income(loss) before income taxes	377.3	(14.4)	—

In Domestic Retail, income before income taxes decreased 24.0% from the previous year to 122.3 billion yen. The overall market slump triggered by turmoil in the global financial markets led to a drop off in stock subscriptions and purchases as well as weaker sales of investment trusts during the second half of the year, resulting in a decline in brokerage commissions and commissions for distribution of investment trusts. Distribution of newly-launched investment trusts remained robust, especially for bond investment trusts. Sales of structured bonds declined as a result of the rapid rise of the yen, leading to lower sales credit. However, sales of foreign currency bonds were strong in the second half of the year.

Although Domestic client assets2 as of March 31, 2008 declined by 13 trillion yen from the prior year to 72.2 trillion yen due to the impact of the downturn in the stock market, our client base steadily expanded with net asset inflow of 4.9 trillion yen and an increase of 213 thousand accounts with balance to a total of 4,165 thousand accounts.

[1]

The above amounts reflect application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

[2]	Domestic client assets refers to the sum of client assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

In Global Markets, loss before income taxes was 226.2 billion yen. The environment in Fixed Income remained harsh as a global credit crunch sparked by subprime problems hit and the yen appreciated sharply. Amid this environment, Fixed Income revenue declined as a result of significantly increased provisions made for transactions with monoline insurers, a realized loss booked on our exit from the US RMBS-related business, and a realized and unrealized loss in the US CMBS-related business.

In Equity, although trading revenue from MPOs and equity derivatives declined, revenue increased as Instinet, which was acquired in February 2007, contributed to revenue, order flow for non-Japanese equities expanded, and trading of listed equities contributed to revenue. Meanwhile, expenses increased due to the acquisition of Instinet.

In Global Investment Banking, income before income taxes was 22.8 billion yen, a 48.7% decline from the previous year. While the M&A-related business remained strong, although we maintained our high market share in the equity finance market, overall value of transactions was drastically declined, and as a result, revenue decreased. In equity financing, we acted as lead manager on major deals for Sony Financial Holdings and Yamada Denki, and ranked number one in the Global Equity and Equity-related (Japan) league table3 for the seventh straight year in fiscal 2007.

In M&A-related business, we acted as financial advisor on All Nippon Airways’ sale of its hotel business and the tender offer by Japan Tobacco for Katokichi. We topped the fiscal 2007 Any Japanese Involvement Financial Advisor M&A league table3. Internationally, we were global coordinator on Russia’s largest-ever IPO for PIK Group, a major Russian residential property developer.

In Global Merchant Banking, income before income taxes increased 1.0% year-on-year to 53.3 billion yen. We booked realized and unrealized gains on the sale of Deutsche Annington and valuation at fair value of UK Annington, both investee companies of Terra Firma, as well as on the sale of our stake in Nomura Principal Finance investee companies Sliontec and Wanbishi Archives.

[3]	Source: Thomson Financial

In Asset Management, income before income taxes declined 15.0% from the previous year to 31 billion yen. Firm sales of newly-launched funds, such as the Nomura New Global High Interest Rate Currencies Fund, and existing balanced funds, such as the My Story Profit Distribution-type Course B Fund, as well as new mandates in the domestic and overseas investment advisory business, helped boost assets under management. However, deteriorating market conditions due to the slump in stock prices and appreciation of the yen led to a 1.2 trillion yen decline in the outstanding balance of assets under management from the previous year to 25.8 trillion yen.

Although asset management fees increased, unrealized losses were booked on pilot funds and seed money for new product development and revenue was flat compared to the prior year, which included realized gains booked on sales of affiliated companies. Compensation and benefits were up due to increased headcount and information technology expenses increased due to new investment.

Loss before income taxes in Other was 17.6 billion yen. Total loss before income taxes for all business segments was 14.4 billion yen.

3.	Financing Position

(1)	Financing

In the area of financing, external borrowing and debt issuance were primarily concentrated in the Company and Nomura Europe Finance N.V., to promote financial efficiency within the Group, including its global operations. In addition, we have optimized our financing structure by funding in line with the liquidity and currency of assets owned.

During the year under review, the Company issued the Seventh Unsecured Corporate Bonds of 26.0 billion yen (5-year bonds) and the Eighth Unsecured Corporate Bonds of 34.0 billion yen (10-year bonds), on August 14, 2007. The Company also issued the Ninth Unsecured Corporate Bonds of 35.0 billion yen (5-year bonds) and the Tenth Unsecured Corporate Bonds of 30.0 billion yen (10-year bonds), on November 27, 2007. In addition, anticipating the expansion of our business in the future, and for the purpose of strengthening the capital base, Nomura Securities Co., Ltd. issued, on March 26, 2008, the Second Unsecured Subordinated Bonds of 76.9 billion yen (5-year bonds) and the Third Unsecured Subordinated Bonds of 49.2 billion yen (10-year bonds).

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems related to various businesses within the group, with the objective of supporting the promotion of business lines domestically and globally. In our retail divisions, we are building a stronger and more efficient system infrastructure for the anticipated increase in customer accounts and transaction volume expected from the improvement of Nomura Securities Co., Ltd. domestic branch office network and from our increase in marketing personnel, primarily financial advisors in Nomura Securities Co., Ltd. We are also responding to our expanding services such as Discretionary Investment Account services with smaller minimum investment amount, and enhancing the function of the internet trading system of JOINVEST Securities Co., Ltd. and strengthening its infrastructure. In our wholesale divisions, we are expanding the trading system and strengthening its infrastructure in order to respond to global orders from institutional investors. In addition, we dealt with the stock dematerialization to be in effect in 2009, and constructed a secondary data center to back up the main data center in the event of disasters.

In addition, based on our strategy of aggressively opening retail branches tailored to the unique characteristics of each region in order to appropriately address the diversifying demands of our clients as well as to provide high quality financial services, Nomura Securities Co., Ltd. has opened branch offices in the following locations:

In April 2007, Konandai Branch (Konan-ku, Yokohama-shi), Saitama Branch (Omiya-ku, Saitama-shi) (Former Saitama Branch has changed its name to Omiyanishiguchi Branch), Iidabashi Branch (Shinjuku-ku, Tokyo), Kanda Branch (Chiyoda-ku, Tokyo), Kamakura Branch (Kamakura-shi, Kanagawa). In May 2007, Hamadayama Branch (Suginami-ku, Tokyo), Ibaraki Branch (Ibaraki-shi, Osaka), Tsurumi Branch (Tsurumi-ku, Yokohama-shi). In June 2007, Daito Branch (Daito-shi, Osaka). In August 2007, Sangenjaya Branch (Setagaya-ku, Tokyo). In November 2007, Private Banking Ginza Office (Chuo-ku, Tokyo), Hatagaya Branch (Shibuya-ku, Tokyo). In December 2007, Tanashi Branch (Nishitokyo-shi, Tokyo), Futamatagawa Branch (Asahi-ku, Yokohama-shi), Kurakuen Branch (Nishinomiya-shi, Hyogo). In January 2008, Yachiyodai Branch (Yachiyo-shi, Chiba)

Furthermore, in the futures, opening of branches in Shiki-shi (Saitama), Takarazuka-shi (Hyogo) and Ota-ku (Tokyo) will follow.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	101st Fiscal Year (April 1, 2004 to March 31, 2005)	102nd Fiscal Year (April 1, 2005 to March 31, 2006)	103rd Fiscal Year (April 1, 2006 to March 31, 2007)	104th Fiscal Year (April 1, 2007 to March 31, 2008)
Total revenue		1,126.2	1,792.8	2,049.1	1,593.7

Net revenue		799.2	1,145.7	1,091.1	787.3

Income (loss) from continuing operations before income taxes		204.8	445.6	321.8	(64.6)

Income from discontinued operations before income taxes		—	99.4	—	—

Net income (loss)		94.7	304.3	175.8	(67.8)

Net income (loss) per share		48.80	159.02	92.25	(35.55)

Net income (loss) per share-diluted		48.77	158.78	92.00	(35.57)

Total assets		34,488.9	35,026.0	35,873.4	26,298.8

Net assets (shareholders’ equity)		1,868.4	2,063.3	2,185.9	1,988.1

(Notes)

1:	Stated in accordance with accounting principles generally accepted in the U.S.

2:	Millennium Retailing Inc. (“MR”) was one of the investments in private equity business and a consolidated subsidiary. MR is classified as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations are separately reported.

5.	Management Challenges and Strategies

The outlook of the global economy is becoming increasingly clouded due to an adjustment in the U.S. housing market. That said, the Asian economy remains robust on the whole. Credit tightening triggered by subprime issues has compounded with this economic environment, causing continued instability in the global financial and capital markets, and the business environment is expected to remain unfavorable.

In this environment, we aim to realize our management vision and continue growing by thoroughly understanding client trends and needs, anticipating risks, and developing new business. To do so, we will implement the following initiatives to address the current challenges we face.

In Domestic Retail, we will enhance collaboration between branch offices, online services and call centers to create a seamless service network and provide customers with the most suitable products and services. We aim to continue being a trusted partner for our clients by promptly providing products and services that meet their individual needs.

Global Markets will be the product supply hub for Nomura Group and provide high value-added products and solutions by enhancing product development expertise in areas such as derivatives and by making full use of Instinet’s global trading infrastructure. In the Fixed Income business, we will rebuild our global structure in order to strengthen our business with clients from home and abroad. In the Equity business, we aim to establish ourselves as a bulge bracket firm in the pan-Asian equity brokerage business, while maintaining our dominance in the Japanese market.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We aim to expand our presence globally as the competitive investment bank in Asia, while expanding our business based on the Japanese market. In other words, our aim is to establish ourselves as the representative investment bank of Asia and to be recognized as the investment bank that provides the best services in Asia.

In Global Merchant Banking, we aim at further growth as one of the largest private equity firms in Japan by improving the enterprise value of companies we invest in. In Asia and Europe, we intend to maximize the value of our investments by pursuing operations suitable to the distinct characteristics of each region and utilizing the resources of the Group.

In Asset Management, we aim to further enhance our investment capabilities globally and increase competitiveness especially in Japan and Asia. In Japan, we intend to be recognized increasingly by individual investors and institutional investors and to raise our brand value through the diversification of the investment opportunities we can offer and the expansion of our sales channels. Internationally, we will increase assets and client base under management by meeting the needs for investment in Japan and Asia.

In addressing the challenges and implementing the strategies outlined above, we will bring together the collective strengths of our domestic and international operations to expand and develop financial and capital markets, while also increasing profitability across Nomura Group to realize our management vision and maximize shareholder value.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business as our core business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other broker-dealer business and financing.

7.	Organizational Structure

(1)	The Company and Domestic Significant Subsidiaries

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd.: Head office and 163 branches (Head office and 41 branches (Tokyo), 39 branches (Kanto area excluding Tokyo), 4 branches (Hokkaido area), 8 branches (Tohoku area), 21 branches (Chubu area), 27 branches (Kinki area), 8 branches (Chugoku area), 4 branches (Shikoku area) and 11 branches (Kyushu and Okinawa area).

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, etc.)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Capital Investment Co., Ltd. (Tokyo)

Nomura Investor Relations Co., Ltd. (Tokyo)

Nomura Principal Finance Co., Ltd. (Tokyo)

Nomura Funds Research and Technologies Co., Ltd. (Tokyo)

Nomura Pension Support & Service Co., Ltd. (Tokyo)

Nomura Babcock & Brown Co., Ltd. (Tokyo, Osaka, etc.)

Nomura Research & Advisory Co., Ltd. (Tokyo)

Nomura Business Services Co., Ltd. (Tokyo, Osaka, etc.)

Nomura Facilities, Inc. (Tokyo)

Nomura Institute of Capital Markets Research (Tokyo)

JOINVEST Securities Co., Ltd. (Tokyo)

Nomura Healthcare Co., Ltd. (Tokyo)

Private Equity Funds Research and Investments Co., Ltd. (Tokyo)

(2)	Overseas Significant Subsidiaries

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated

(3)	Status of Employees

	Employees	Increase / Decrease
Total	18,026	1,172 Increase

(Notes)

1:	Number of employees excluding temporary employees consists of the total number of employees of the Company and its consolidated subsidiaries. Part of fixed-term employees (Sennin-Shoku) which was considered to be temporary employees and was not included in the number of employees in the above list in the past is included this year. The increase / decrease provides the comparison between this year’s number of employees and last year’s number of employees (count based on this year’s standards).

2:	Number of employees excludes seconded employees outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries (1)(2)

Name	Location	Capital (in millions)		Percentage of Voting Right	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan		¥10,000	100%	Securities

Nomura Asset Management Co., Ltd.	Tokyo, Japan		¥17,180	100%	Investment Trust Management / Investment Advice

The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan		¥30,000	100%	Banking / Trust

Nomura Capital Investment Co., Ltd.	Tokyo, Japan		¥5,500	100%	Financial

Nomura Investor Relations Co., Ltd.	Tokyo, Japan		¥400	100%	Consulting

Nomura Principal Finance Co., Ltd.	Tokyo, Japan		¥8,935	100%	Investment Company

Nomura Funds Research and Technologies Co., Ltd.	Tokyo, Japan		¥400	100%	Investment Trust Assessment & Investment Advice

Nomura Pension Support & Service Co., Ltd.	Tokyo, Japan		¥950	100%	Defined Contribution Pension Administration

Nomura Babcock & Brown Co., Ltd.	Tokyo, Japan		¥1,000	100%	Leasing / Formulating products selling

Nomura Research & Advisory Co., Ltd.	Tokyo, Japan		¥400	100%	Private Companies Research & Venture Capital Partnerships Administration

Nomura Business Services Co., Ltd.	Tokyo, Japan		¥300	100%	Office Work Service

Nomura Facilities, Inc.	Tokyo, Japan		¥480	100%	Business Space / Facility Management Service

Nomura Institute of Capital Markets Research	Tokyo, Japan		¥110	100%	Research Investigation

JOINVEST Securities Co., Ltd.	Tokyo, Japan		¥21,400	100%	Securities

Nomura Healthcare Co., Ltd.	Tokyo, Japan		¥150	100%	Consulting

Private Equity Funds Research and Investments Co., Ltd. (3)	Tokyo, Japan		¥1,000	65%	Investment Trust Assessment & Investment Advice

Nomura Holding America Inc.	New York, U.S.	US$	3,938.59	100%	Holding Company

Nomura Securities International, Inc.	New York, U.S.	US$	1,050	100%*	Securities

Nomura Corporate Research and Asset Management Inc.	New York, U.S.	US$	42	100%*	Investment Trust Administration

Nomura Derivative Products, Inc.	New York, U.S.	US$	400	100%*	Financial

Nomura America Mortgage Finance, LLC	New York, U.S.	US$	850.89	100%*	Holding Company

NHI Acquisition Holding Inc.	New York, U.S.	US$	200	100%	Holding Company

Instinet Incorporated	New York, U.S.	US$	1,272.39	100%*	Holding Company

Nomura Europe Holdings plc	London, U.K.		¥194,921	100%	Holding Company

Nomura International plc	London, U.K.		£1,018.82	100%*	Securities

Nomura Bank International plc	London, U.K.		£170	100%*	Financial

Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland	Sƒ	120	100%*	Securities / Financial

Nomura Bank (Deutschland) GmbH	Frankfurt, Germany	Euro	10	100%*	Securities / Financial

Banque Nomura France	Paris, France	Euro	22.88	100%*	Securities / Financial

Nomura Investment Banking (Middle East) B.S.C. (Closed)	Manama, Bahrain	US$	25	100%*	Securities / Financial

Nomura Global Funding plc	London, U.K.		¥22,119	100%	Financial

Nomura Europe Finance N.V.	Amsterdam, The Netherlands	Euro	51.3	100%*	Financial

Nomura Principal Investment plc	London, U.K.		£1,195.45	100%	Investment Company

Nomura Capital Markets plc(4)	London, U.K.		£200	100%	Financial

Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥84,105	100%	Holding Company

Nomura International (Hong Kong) Limited	Hong Kong		¥60,711	100%*	Securities

Nomura Singapore Limited	Singapore, Singapore	S$	203	100%*	Securities / Financial

(Notes)

1:	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” amount of subsidiaries whose paid-in capital is zero or nominal amount (subsidiaries primarily located in the U.S.) is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Right” column include voting rights from indirect holding shares.

2:	The total number of subsidiaries as of March 31, 2008 was 313. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd. was 23 as of March 31, 2008.

3:	The Company, the Norinchukin Bank, and Development Bank of Japan have established a joint venture company in order to assess/analyze Private Equity Fund (hereinafter “PE Fund”) and develop globally investment advice businesses concerning the operation of Fund of PE Funds.

4:	We have established Nomura Capital Markets plc in London, U.K. in order to provide trading services mostly equity derivatives and credit derivatives.

8.	Major Lenders

Lender	Type of Loan	Loan Amount
		(millions of yen)
Sumitomo Mitsui Banking Corporation	Long-term loan	175,000
Mizuho Corporate Bank, Ltd.	Long-term loan	175,000
The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Long-term loan Short-term loan (Long-term loan due within one year)	135,000 40,000 (40,000)
Resona Bank, Limited	Long-term loan	70,000
Mitsubishi UFJ Trust and Banking Corporation	Long-term loan	100,000
The Sumitomo Trust and Banking Co., Ltd	Long-term loan	30,000
The Chiba Bank, Ltd.	Long-term loan	30,000
The Norinchukin Bank	Long-term loan	50,000
Shinkin Central Bank	Long-term loan	50,000
The Dai-ichi Mutual Life Insurance Company	Long-term loan	40,000
Nippon Life Insurance Company	Long-term loan	30,000

9.	Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, the Company maintains sufficient capital to support its business.

The Company reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

In regard to cash dividends, the Company first decides target dividend amounts, the minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of 3%. When the Company achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of equal to or more than 30%. The Company seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

In addition, the Company has established in the Articles of Incorporation, in accordance with Article 459 of the Companies Act of Japan the capability to pay dividends from retained earnings by decision of the Board of Directors with record dates of June 30, September 30, December 31, and March 31. In accordance with the above policies, in the current fiscal year, the target dividend value is 34 yen, divided into four parts (8.5 yen) paid in each of the first, second, third quarters and year-end. As a result, the annual dividend from retained earnings is 34 yen per share.

As for internal reserve, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to improve shareholder value.

In addition, the Company repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment. When the Company decides to set up a share buyback program, the Company will announce the decision soon after it is made and purchase the shares following internal guidelines. In the current fiscal year, based on the decision of the Board of Directors held January 31, 2008, we have acquired 1,718,500 shares of common shares of the aggregate purchase amount of 2,520 million yen during the period from February 8, 2008 to March 14, 2008.

The details of dividends from retained earnings in the current fiscal year are as follows.

Decision	Dividend quarter	Total dividend value (millions of yen)	Dividend per share (yen)	Record date
Board of Directors July 25, 2007	First quarter	16,231	8.50	June 30, 2007
Board of Directors October 25, 2007	Second quarter	16,235	8.50	September 30, 2007
Board of Directors January 31, 2008	Third quarter	16,237	8.50	December 31, 2007
Board of Directors April 25, 2008	Fourth quarter	16,218	8.50	March 31, 2008

10.	Important matters concerning the current status of group of enterprises

Concerning the insider trading incident by a former employee of the M&A Advisory Department of Nomura Securities Co., Ltd. that emerged on April 22, 2008, the Board of Directors of Nomura Securities Co., Ltd. established on April 25, 2008, a committee to investigate handling of non-public information formed by three outside committee members. The outside three-person committee is chaired by Mr. Masaharu Shibata (Chairman of NGK Insulators, Outside Director of Nomura Securities Co., Ltd.), the vice chairman is Mr. Hideaki Kubori (Chairman of Hibiya Park Law Offices, Outside Director of Nomura Securities Co., Ltd.), and Mr. Shin Kikuchi (Attorney at Law, Mori Hamada & Matsumoto) is a committee member. The committee will determine whether there are any lapses that need to be rectified, and outline appropriate measures. We will follow the appropriate measures outlined by the committee and will do our best to prevent recurrence of such incident.

II.	Common Stocks
1.	Total Number of Authorized Shares:	6,000,000,000

2.	Total Number of Issued Shares:	1,965,919,860

3.	Number of Shareholders:	263,427

4.	Major Shareholders (Top 10)

	Number of Shares Owned and Percentage of Voting Right
Names of Shareholders	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	120,113	6.31
The Master Trust Bank of Japan, Ltd. (Trust Account)	115,525	6.07
State Street Bank and Trust Company	75,485	3.97
Hero and Company	53,896	2.83
State Street Bank and Trust Company 505103	37,230	1.96
Japan Trustee Services Bank, Ltd. (Trust Account 4)	32,938	1.73
The Chase Manhattan Bank 385036	21,017	1.10
Nippon Life Insurance Company	19,007	1.00
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	16,680	0.88
The Sumitomo Trust and Banking Co., Ltd. (Trust Account B)	16,653	0.88

(Note)

The Company has 57,887 thousand shares of treasury stock as of March 31, 2008 which is not included in the Major Shareholders list above.

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of March 31, 2008

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.1	August 5, 2002	1,166	1,166,000	From July 1, 2004 to June 30, 2009	1,794
Stock Acquisition Rights No.2	July 22, 2003	1,239	1,239,000	From July 1, 2005 to June 30, 2010	1,619
Stock Acquisition Rights No.3	June 4, 2004	269	269,000	From June 5, 2006 to June 4, 2011	1
Stock Acquisition Rights No.4	August 16, 2004	1,250	1,250,000	From July 1, 2006 to June 30, 2011	1,607
Stock Acquisition Rights No.5	April 25, 2005	295	295,000	From April 26, 2007 to April 25, 2012	1
Stock Acquisition Rights No.6	June 3, 2005	480	480,000	From June 4, 2007 to June 3, 2012	1
Stock Acquisition Rights No.7	July 25, 2005	638	63,800	From July 26, 2007 to July 25, 2012	1
Stock Acquisition Rights No.8	July 25, 2005	15,348	1,534,800	From July 1, 2007 to June 30, 2012	1,409
Stock Acquisition Rights No.9	April 24, 2006	24,368	2,436,800	From April 25, 2008 to April 24, 2013	1
Stock Acquisition Rights No.10	June 12, 2006	9,855	985,500	From June 13, 2008 to June 12, 2013	1
Stock Acquisition Rights No.11	July 14, 2006	18,070	1,807,000	From July 7, 2008 to July 6, 2013	2,201
Stock Acquisition Rights No.12	October 10, 2006	160	16,000	From October 11, 2008 to October 10, 2013	1
Stock Acquisition Rights No.13	April 25, 2007	41,061	4,106,100	From April 26, 2009 to April 25, 2014	1
Stock Acquisition Rights No.14	June 21, 2007	12,044	1,204,400	From June 22, 2009 to June 21, 2014	1
Stock Acquisition Rights No.15	August 1, 2007	1,130	113,000	From August 2, 2009 to August 1, 2014	2,382
Stock Acquisition Rights No.16	August 1, 2007	18,910	1,891,000	From August 2, 2009 to August 1, 2014	2,382
Stock Acquisition Rights No.17	August 1, 2007	25,913	2,591,300	From August 2, 2009 to August 1, 2014	1
Stock Acquisition Rights No.18	October 19, 2007	2,166	216,600	From October 20, 2009 to October 19, 2014	1

(Notes)

1:	Stock acquisition rights are issued in conjunction with the Company’s stock option plan and Paid-in Amount for them is JPY0.

2:	Any transfer of stock acquisition rights are subject to approval by the Board of Directors of the Company.

3:	No stock acquisition rights shall be exercised partially. Grantees who leave the company before the start of the exercise period will, in principle, forfeit their right to the stock acquisition rights.

4:	Number of shares under a stock acquisition rights is 1,000 shares of common stock of the Company for Stock Acquisition Rights No.1 to No.6, and number of shares under a stock acquisition rights is 100 shares of common stock of the Company for Stock Acquisition Rights No.7 to No.18.

5:	Number of stock acquisition rights and the number of shares under stock acquisition rights are as of March 31, 2008.

6:	Stock Acquisition Rights No.1 to No.14 and No.16 to No.18 were issued in accordance with the delegation of “issuance under especially favorable conditions” at the Ordinary General Meeting of Shareholders.

2.	Stock Acquisition Rights Held by the Management of the Company as of the end of the current fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)		Outside Directors
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.1	137	12	28	3
Stock Acquisition Rights No.2	213	13	40	4
Stock Acquisition Rights No.3	67	7	9	3
Stock Acquisition Rights No.4	154	16	20	4
Stock Acquisition Rights No.6	129	12	9	3
Stock Acquisition Rights No.8	1,500	17	160	4
Stock Acquisition Rights No.10	2,546	16	160	4
Stock Acquisition Rights No.11	980	17	80	4
Stock Acquisition Rights No.14	2,245	17	120	4
Stock Acquisition Rights No.15	980	17	80	4

(Note)

Number of stock acquisition rights is as of March 31, 2008.

3.	Stock Acquisition Rights Issued to the Employees and Others during the current fiscal year

Name of Stock Acquisition Rights	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of the Company)		Officers and Employees in subsidiary companies (excluding employees and Directors/Executive Officers and Employees of the Company.)
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.13	0	0	46,903	413
Stock Acquisition Rights No.14	0	0	9,679	208
Stock Acquisition Rights No.15	70	2	0	0
Stock Acquisition Rights No.16	0	0	19,030	586
Stock Acquisition Rights No.17	0	0	26,585	123
Stock Acquisition Rights No.18	0	0	2,166	13

(Note)

Number of stock acquisition rights is as of the date of each allotment date.

4.	Other Significant Matters concerning Stock Acquisition Rights

The Company issued Stock Acquisition Rights No. 19 on April 23, 2008, in conjunction with the Company’s stock option plan.

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.19	April 23, 2008	65,923	6,592,300	From April 24, 2010 to April 23, 2015	1

(Notes)

1:	Number of shares under a stock acquisition rights is 100 shares of common stock of the Company.

2:	Stock Acquisition Rights were granted to 429 executives and employees of the Company’s subsidiaries.

3.	Stock Acquisition Rights were issued in accordance with the delegation of “issuance under especially favorable conditions” at the Ordinary General Meeting of Shareholders.

With the issuance of Stock Acquisition Rights No. 19, the Company adjusted the exercise prices per share under the relevant outstanding stock acquisition rights on April 24, 2008. The adjusted prices are as follows:

Stock Acquisition Rights No. 1

Exercise price per share	1,788 yen

Stock Acquisition Rights No. 2

Exercise price per share	1,614 yen

Stock Acquisition Rights No. 4

Exercise price per share	1,602 yen

Stock Acquisition Rights No. 8

Exercise price per share	1,405 yen

Stock Acquisition Rights No. 11

Exercise price per share	2,194 yen

Stock Acquisition Rights No. 15

Exercise price per share	2,374 yen

Stock Acquisition Rights No. 16

Exercise price per share	2,374 yen

[Reference] Stock Options

The Company issues stock acquisition rights to executives and certain employees in return for the execution of work duties. These stock acquisition rights, otherwise referred to as stock options, are a form of compensation that offer an incentive to strive for improved business performance, and aim to improve the overall corporate value of the Group while sharing such value with shareholders. The Company has two stock option plans: a Stock Option A Plan (regular-type stock options) and a Stock Option B Plan (equity compensation-type stock options).

The Company’s stock option system is explained below in a Q&A format.

Q1.	What are stock options?

A.	Stock options are stock acquisition rights granted to executives and employees for the purpose of providing an incentive for them to strive for higher business performance and higher overall Group corporate value while sharing this value with our shareholders. Stock acquisition rights are rights which allow individuals to receive company shares by paying a pre-determined amount (the exercise price) during a pre-determined time period. By granting stock options in return for the execution of work duties, individuals’ compensation can be linked to the Company’s share price. This allows for a closer sharing of value with shareholders and raises the incentive to raise the Company’s earnings and share price.

Q2.	Why do you have a stock option plan?

A.	Nomura Group conducts business around the world, which makes it important to provide people who work in different business divisions and regions with an incentive to achieve a common goal of improving the overall Group’s business performance. Additionally, granting stock options in lieu of a portion of cash compensation reduces the amount of cash expenditures and creates an effective means to retain talented personnel (particularly overseas personnel) over the medium to long term.

Q3.	What kind of stock option plan do you have?

A.	We issue two types of stock options to match the aims of each. Regular-type stock options (A Plan) have an exercise price which is determined based on the market price of the company’s shares at the time the rights are granted, while equity compensation-type stock options (B Plan) have an exercise price of ¥1. Regular-type stock options are qualified as stock acquisition rights under Japan’s tax laws, with the incentive that the gains from the difference between the company’s share price at the time the rights are exercised and the exercise price are not taxed as salary.

Q4.	Who receive stock options? How many are granted?

A.	Regular-type stock options (A Plan) are granted primarily in Japan to Nomura Group executives and senior employees. Equity compensation-type stock options (B Plan) are granted in lieu of a portion of cash compensation, and are aimed at retaining talented personnel over the middle to long term. Equity compensation-type stock options are primarily granted to employees overseas.

Currently, annual issuance of stock options is limited to approximately 1% of the total number of the company’s outstanding shares, and the balance of unexercised stock options is kept at or below 5% of the total number of the Company’s outstanding shares.

Status of Allotment and the Number of Stock Acquisition Rights Granted for the year ended March 2008

Q5.	Why are executives and employees overseas granted a large number of equity compensation-type options (B Plan)?

A.	Equity compensation-type stock options (B Plan) are granted in place of a portion of cash compensation (bonus), and the granting of stock options in place of cash payment is included in contracts when talented overseas personnel are hired.

    Use of restricted stocks, in which grantees forfeit their rights if they leave a company based on the voluntary termination of employment within a certain restricted period, are commonly used in the finance industry overseas as a form of compensation. Use of such restricted stock makes it possible to retain personnel over the middle to long term and raise the Group’s overall corporate value. Within Japan’s legal framework, the Company uses equity compensation-type stock options which possess a similar effect as restricted stock.

Q6.	If a person who has received equity compensation-type stock options (B Plan) leaves the company, what happens to those stock options?

A.	The Company has set a rights exercise restriction period of 2 years following the determination of the solicitation terms. If a grantee leaves the Company based on the voluntary termination of employment during that period, the rights will be forfeited.

Q7.	What benefits do stock options offer?

A.	Last year Nomura acquired Instinet Incorporated (U.S.) and granted equity compensation-type stock options (B Plan) to Instinet’s talented personnel. By doing so, cash expenditures were held down and the incentive to increase Nomura Group’s overall corporate value became shared with the people of Instinet.

Also, the Company has set an exercise restriction period of 2 years following the determination of the solicitation terms for stock options. If a grantee leaves the Company based on a voluntary termination of employment during that period, the rights will be forfeited. (Refer to Q6.) Through March 31, 2008, a cumulative total of stock options representing 1.97 million shares have been forfeited, allowing cash expenditures to be held down.

Q8.	Don’t stock options result in a dilution of shares?

A.	During the current fiscal year, all shares allotted due to the exercising of stock options were treasury shares.

    To date, the Company has issued a total of approximately 28.5 million stock options. As of March 31, 2008, the balance is approximately 21.66 million stock options, due to the fact that some have been exercised and others forfeited due to voluntary termination of employment. This figure represents 1.1% of the total number of outstanding shares.

    As of March 31, 2008, the company has approximately 57.88 million shares of treasury stock.

IV.	Management

1.	Directors

Position	Name	Responsibilities	Management Position of Other Companies, Significant Concurrent Position

Chairman of the Board	Junichi Ujiie	Chairman of the Nomination Committee Chairman of the Compensation Committee	Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research

Director	Nobuyuki Koga	President & Chief Executive Officer	Director and President & Chief Executive Officer of Nomura Securities Co., Ltd.

Director	Hiroshi Toda	Deputy President & Chief Operating Officer

Director and Senior Managing Director of Nomura Securities Co., Ltd.

Chairman of Nomura Holding America Inc.

Chairman of Nomura Europe Holdings plc

President and Chief Executive Officer of Nomura Asia Holding N.V.

Director	Kazutoshi Inano	Deputy President & Co-Chief Operating Officer	Chairman of The Nomura Trust & Banking Co., Ltd.

Director	Masanori Itatani	Audit Mission Director	Director of Nomura Securities Co., Ltd.

Director	Yukio Suzuki	Audit Mission Director	Director of Nomura Asset Management Co., Ltd.

Director (Outside)	Masaharu Shibata	Member of the Nomination Committee Member of the Compensation Committee	Chairman of NGK Insulators, Ltd. Chairman of NGK Technica, Ltd. Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd. Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Hideaki Kubori	Member of the Nomination Committee Member of the Compensation Committee	Chairman of Hibiya Park Law Offices Outside Director of Nomura Securities Co., Ltd. Statutory Auditor of SOURCENEXT CORPORATION

Director (Outside)	Haruo Tsuji	Chairman of the Audit Committee	Corporate Advisor of Sharp Corporation Outside Director of Nomura Securities Co., Ltd.

Director	Fumihide Nomura	Member of the Audit Committee	President of Nomura Shokusan Co., Ltd.

Director (Outside)	Koji Tajika	Member of the Audit Committee	Outside Director of Nomura Securities Co., Ltd. Outside Director of Murata Manufacturing Co., Ltd. Statutory Auditor of Sumitomo Corporation Outside Director of The Tokyo Star Bank, Limited

(Notes)

1:	Among the directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, and Koji Tajika are outside directors, as prescribed by Article 2 item 15 of the Companies Act of Japan.

2:	Koji Tajika, a member of the Audit Committee, is a certified public accountant who is an expert to financial and accounting related matters.

3:	Masanori Itatani was newly elected and appointed as Director at the general shareholder meeting of the 103rd fiscal year held on June 27, 2007.

4:	Hiroshi Toda, and Kazutoshi Inano resigned from the post of Directors effective as of March 31, 2008.

[Reference]

Directors as of April 1, 2008, is as follows.

Position	Name	Responsibilities	Management Position of Other Companies, Significant Concurrent Position

Chairman of the Board	Junichi Ujiie	Chairman of the Nomination Committee Chairman of the Compensation Committee	Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research

Director	Nobuyuki Koga	Senior Managing Director (Representative Executive Officer)	Director and Chairman of Nomura Securities Co., Ltd.

Director	Masanori Itatani	Audit Mission Director	Director of Nomura Securities Co., Ltd.

Director	Yukio Suzuki	Audit Mission Director	Director of Nomura Asset Management Co., Ltd.

Director (Outside)	Masaharu Shibata	Member of the Nomination Committee Member of the Compensation Committee	Chairman & CEO of NGK Insulators, Ltd. Chairman & CEO of NGK Technica, Ltd. Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd. Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Hideaki Kubori	Member of the Nomination Committee Member of the Compensation Committee	Chairman of Hibiya Park Law Offices Outside Director of Nomura Securities Co., Ltd. Statutory Auditor of SOURCENEXT CORPORATION

Director (Outside)	Haruo Tsuji	Chairman of the Audit Committee	Corporate Advisor of Sharp Corporation Outside Director of Nomura Securities Co., Ltd.

Director	Fumihide Nomura	Member of the Audit Committee	President of Nomura Shokusan Co., Ltd.

Director (Outside)	Koji Tajika	Member of the Audit Committee	Outside Director of Nomura Securities Co., Ltd. Outside Director of Murata Manufacturing Co., Ltd. Statutory Auditor of Sumitomo Corporation Outside Director of The Tokyo Star Bank, Limited

2.	Matters Pertaining to Outside Directors

(Status of Activities of Outside Directors)

Name	Status of Principal Activities

Masaharu Shibata

Attended ten of the eleven Board of Directors meetings, all two Nomination Committee meetings, and all three Compensation Committee meetings held during the current fiscal year.

On the Board of Directors, has been participating in deliberation about proposals, and has been making statements accordingly, based on his long years of managerial experience.

Also, on the Nomination Committee, has been participating in discussions determining the particulars of proposals regarding the process on election of outside directors and other related matters. On the Compensation Committee, has been determining the policy on compensation for directors and executives, has been making statements accordingly, on determining the compensation for individuals.

Hideaki Kubori

Attended all eleven Board of Directors meetings, two Nomination Committee meetings, and three Compensation Committee meetings held during the current fiscal year.

On the Board of Directors, has been participating in deliberation about proposals, and has been making statements accordingly, based on his high professionalism as an attorney thoroughly versed in corporate laws.

Also, on the Nomination Committee, has been participating in discussions determining the particulars of proposals regarding the process on election of outside directors and other related matters. On the Compensation Committee, has been determining the policy on compensation for directors and executives, has been making statements accordingly, on determining the compensation for individuals.

Haruo Tsuji

Attended all eleven Board of Directors meetings and twenty-three Audit Committee meetings held during the current fiscal year.

Has been participating in deliberation about proposals, and has been making statements accordingly, based on his long years of managerial experience.

Also, has been making examination in conjunction with the Audit Mission Director, the Office of Audit Committee and departments relating to internal controls of the process of and content of decision making in important meetings, the content of important decision documents and other significant documents regarding the execution of business, the status of performance of duties by directors, executives and principal employees, and the business and financial status of the Company including domestic and international subsidiaries. In this connection, as a Chairman of the Audit Committee, has been informing the Board of Directors regarding the status of activity and audit observations of the Audit Committee.

In addition, has been attending the Internal Controls Committee, a body voluntarily established by the Company for the purpose of deliberations regarding the establishment of internal controls as well as the appropriateness of business activities within Nomura Group, has been participating in deliberations regarding all internal controls, and has also been attending the Board of Executive Officers composed of Executive Officers of the Company.

Koji Tajika

Attended nine of the eleven Board of Directors meetings and twenty-two of the twenty-three Audit Committee meetings held during the current fiscal year.

Has been participating in deliberation about proposals, and has been making statements accordingly, based on his high professionalism as an accountant thoroughly versed in international accounting systems in making statements as appropriate.

Also, has been making examinations in conjunction with the Audit Mission Director, the Office of Audit Committee and departments relating to internal controls of the process of and content of decision making in important meetings, the content of important decision documents and other significant documents regarding the execution of business, the status of performance of duties by directors, executives and principal employees, and the business and financial status of the Company including domestic and international subsidiaries.

In addition, has been attending the Board of Executive Officers composed of Executive Officers of the Company as necessary.

(Overview of the content of contracts limiting responsibility)

The Company has concluded contracts with the four outside directors limiting responsibility for indemnification for losses, in accordance with Article 423, Paragraph 1 of the Companies Act of Japan. The limit of responsibility under these contracts is 20 million yen or the amount prescribed by the law, whichever is higher.

3.	Executive Officers

Position	Name	Responsibilities	Management Position of Other Companies, Significant Concurrent Position

President & Chief Executive Officer (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer	See “1. Directors”

Deputy President & Chief Operating Officer (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer International Operations Officer	See “1. Directors”

Deputy President & Co-Chief Operating Officer (Representative Executive Officer)	Kazutoshi Inano	Co-Chief Operating Officer Group Compliance Officer	See “1. Directors”

Executive Managing Director	Akihiko Nakamura	Chief Information Officer

Executive Managing Director	Toshio Hirota	Head of Communications

Executive Managing Director	Hideyuki Takahashi	Head of Internal Audit

Senior Managing Director	Akihito Watanabe	Head of Group Human Resources Development	President & Chief Executive Officer of0 Nomura Research & Advisory Co., Ltd. Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Tetsu Ozaki	Head of Group Corporate Strategy

Senior Managing Director	Shigesuke Kashiwagi	Regional Management of Americas Region	President & CEO of Nomura Holding America Inc. Chairman & CEO of Nomura Securities International, Inc.

Senior Managing Director	Yugo Ishida	Regional Management of Europe Region	President & CEO of Nomura Europe Holdings plc President & CEO of Nomura International plc

Senior Managing Director	Masafumi Nakada	Chief Financial Officer	Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Noriaki Nagai	Head of Corporate Office	Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Yoshinori Go	Head of Asia Region Marketing	Co-President & COO of Nomura Asia Holding N.V. President & CEO of Nomura International (Hong Kong) Limited

(Notes)

1:	Nobuyuki Koga, Hiroshi Toda, and Kazutoshi Inano were serving concurrently as directors.

2:	Hiroshi Toda, Kazutoshi Inano, and Tetsu Ozaki resigned from the post of Executive Officers effective as of March 31, 2008.

3:	Changes in Executive Officers on and after April 1, 2008, are as follows.

Newly Appointed (effective April 1, 2008)

Kenichi Watanabe, President & CEO

Takumi Shibata, Deputy President & COO

Yuji Nakata, Senior Managing Director

Yoshihiro Fukuta, Senior Managing Director

Newly Appointed as Representative Executive Officer (effective April 1, 2008)

Kenichi Watanabe, Representative Executive Officer

Takumi Shibata, Representative Executive Officer

Changes in Title (Former Title)

Nobuyuki Koga, Senior Managing Director (President & CEO)

Yugo Ishida, Executive Managing Director (Senior Managing Director)

[Reference]

Executive Officers as of April 1, 2008, are as follows.

Position	Name	Responsibilities	Management Position of Other Companies, Significant Concurrent Position

Senior Managing Director, (Representative Executive Officer)	Nobuyuki Koga		Director and Chairman of Nomura Securities Co., Ltd.

President & Chief Executive Officer (Representative Executive Officer)	Kenichi Watanabe	Chief Executive Officer	Director and President & Chief Executive Officer of Nomura Securities Co., Ltd.

Deputy President & Chief Operating Officer (Representative Executive Officer)	Takumi Shibata	Chief Operating Officer	Director and Deputy President & Chief Operating Officer of Nomura Securities Co., Ltd.

Executive Managing Director	Akihiko Nakamura	Chief Information Officer

Executive Managing Director	Toshio Hirota	Head of Communications

Executive Managing Director	Hideyuki Takahashi	Head of Internal Audit

Executive Managing Director	Yugo Ishida	Head of Regional Management, Europe	President & CEO of Nomura Europe Holdings plc President & CEO of Nomura International plc

Senior Managing Director	Akihito Watanabe	Head of Group Human Resources Development	President & Chief Executive Officer of Nomura Research & Advisory Co., Ltd. Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Shigesuke Kashiwagi	Head of Regional Management, Americas	President & CEO of Nomura Holding America Inc. Chairman of Nomura Securities International, Inc.

Senior Managing Director	Masafumi Nakada	Chief Financial Officer

Senior Managing Director	Noriaki Nagai	Head of Corporate Office	Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Yoshinori Go	Head of Regional Management, Asia	President & CEO of Nomura Asia Holding N.V.

Senior Managing Director	Yuji Nakata	Global Markets (based in Europe)

Senior Managing Director	Yoshihiro Fukuta	Head of Regional Management, Asia	Chief Operating Officer of Nomura Asia Holding N.V. President & CEO of Nomura International (Hong Kong) Limited

4.	Compensation paid to Directors and Executive Officers

	Number of People (1)	Total Amount Paid (in millions of yen)	Others
Directors (Outside)	8 (4)	445 (131)
Executive Officers	13	1,198
Total	21	1,643	(2) (3) (4)

(Notes)

1:	There were 11 Directors and 13 Executive Officers as of March 31, 2008. Three Directors are serving concurrently as Executive Officers, whose compensation are included in those of Executive Officers.

2:	1,643 million yen includes compensation of stock options (stock bonus) which was 534 million yen (paid to 21 people).

3:	1,643 million yen includes non-cash compensation of 2 million yen.

4:	1,643 million yen includes retirement allowance of 213 million yen (for 2 persons) which was resolved at the 98th general shareholders’ meeting held on June 26, 2002.

5.	Compensation Committee’s Policies about Directors and Executive Officers’ Compensation

1. Method of Deciding Compensation Committee’s Policies

As the Company is organized under the Committee System, we have set Compensation Committee’s policies to decide the matter regarding to the compensation for Directors and Executive Officers respectively in accordance with the Companies Act of Japan.

2. Outline of Compensation Committee’s Policies

Nomura Group’s vision is to establish its status firmly as a “globally competitive Japanese financial services group”. As a management target to indicate an increase of shareholders’ value, the Company intends to maintain an average consolidated ROE of 10 to 15% over the medium to long-term.

Our fundamental policies in Nomura Group’s directors and executive officers’ compensations (“Executive Compensation”) are,

i)	to link Executive Compensation with the achievement of strategic business objectives above and award them in a manner that further motivates them toward achievement of their respective goals and thereby maximize their performance, and

ii)	to introduce equity based compensation and enhance their long term incentives.

Executive Compensation is composed of base salary, cash bonus and stock bonus.

(1)	Base Salary

Base salary for each of directors and executive officers is calculated by aggregating the following amounts.

i)	Amount reflecting his/her career

ii)	Amount reflecting his/her post and responsibilities

iii)	Amount reflecting previous year’s consolidated ROE (Note)

(2)	Cash Bonus

In determining cash bonus payable to each of directors or executive officers, we consider both quantitative and qualitative factors. Quantitative factors include consolidated net income, consolidated return on equity (ROE) and segment / business-line results. Qualitative factors include achievement of strategic business objectives, achievement of pre-established goals of individuals and subjective assessments of individual contribution. Aggregated cash bonus amount of directors and executive officers does not exceed 1% of the consolidated net income of Nomura.

(3)	Stock Bonus

In determining the stock bonus payable to each of directors or executive officers, we consider not only such factors as consolidated net income or consolidated ROE but also such factors as proportion of cash bonus, stock bonus and base salary and costs and effects in awarding such bonus.

(Note)

In calculating the amount of the base salary based on the previous year’s consolidated ROE, we refer to the table below.

Consolidated ROE (x)	X<0%	0%≤ X<5%	5% ≤ X ≤ 10%	10%<X ≤ 15%	15%<X
Amount	0	Y*1/3	Y*2/3	Standard Amount (Y)	Y*4/3

V.	Items Pertaining to Independent Auditor

1.	Name: Ernst & Young ShinNihon

2.	Amount of Compensation

Item	Amount
(1) Amount of audit fees	886 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Independent Auditor	1,370 million yen

(Notes)

1.	Because the amounts of compensation for audit based on the Companies Act of Japan and the amounts of compensation for audit based on the Financial Instruments and Exchange Act are not separated, and substantively cannot be separated, in the audit contract between the Company and the Independent Auditor, the amount of audit fees above includes the amounts of compensation for audit based on the Financial Instruments and Exchange Act.

2.	In addition to the services pursuant to the Certified Public Accountant Law Article 2 Paragraph 1, the Company and its subsidiaries pays compensation to the Independent Auditor with respect to attestation services on compliance with the segregation of customers’ assets requirements etc.

3.	Significant overseas subsidiaries of the Company are subject to the audit (pursuant to the Companies Act or the Financial Instruments and Exchange Act and their equivalent foreign regulations) by certified public accountants or audit firms (who hold equivalent qualifications in foreign countries) other than the Company’s Independent Auditor.

3.	Policy about Dismissal or Reappointment Denial

(1)	The Audit Committee shall dismiss an Independent Auditor in cases where the committee judges that any of the items stipulated under the Companies Act of Japan, Article 340, Paragraph 1, applies to the independent auditor.

(2)	In cases where the Audit Committee judges that an independent auditor has any other problem in terms of the fairness of its auditing, or that more appropriate audit structure needs to be built, the committee shall place the dismissal or reappointment denial of the independent auditor on the agenda to be deliberated at the general shareholders’ meeting.

VI.	Resolution of the Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.

The resolution of the Board of Directors regarding to Structure for Ensuring Appropriate Business of Nomura Holdings, Inc. has been made as follows:

I.	Matters to be Necessary for the Business Execution of the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the business execution by executive officers by use of the independent auditor, other accounting firms and internal staff to ensure appropriate business of Nomura Holdings, Inc.

A.	Directors and Employees to be Responsible for supporting the Audit Committee

(1)	Directors Responsible for supporting the Audit Committee and his Independence from Executive Officers

(a)	In order to support audit by the Audit Committee and supervise effectively the business execution by the directors appointed by the Board of Directors and the executive officers, the Board of Directors shall appoint a director, not currently assuming the position of executive officer, as “Audit Mission Directors.”

(b)	Audit Mission Directors shall perform the duties as set out in Regulations of the Audit Committee of Nomura Holdings, Inc. in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(2)	Employees Responsible for supporting the Audit Committee and his Independence from Executive Officers

(a)	In order to support the audit by the Audit Committee, the Company shall establish Office of Audit Committee organized by five or more employees, including a Managing Director.

(b)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. The Company shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

B.	Reporting Structure on the Business Execution

(1)	Executive officers shall report on the status of the business execution not less frequently than quarterly. In this case, the executive officers may delegate such reports to other executive officers.

(2)	In the event that directors and executive officers find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause Nomura Group to incur a great loss.

(3)	In the event that executive officers or employees are requested to report on the business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

C.	Others in relation to Structures Ensuring the Effectiveness of the Audit by the Audit Committee

(1)	The Audit Committee shall audit other matters than those relating to accounting in financial reports, financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission) and business reports (including their annexed specifications in accordance with laws and regulations and procedures established by the Audit Committee.

(2)	The Audit Committee shall hear the report from the independent auditor and other accounting firms on the audit reports on matters relating to accounting in financial reports and financial statements through financial reports and statements (including disagreements between executive officers and such auditor or accounting firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(3)	The Audit Committee may request executive officers, the independent auditor or other accounting firms that audit financial statements to explain about important problems regarding preparing financial reports, business reports and financial statements (including matters concerning election or application of critical accounting policies and internal control over financial reporting).

(4)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

II.	Structure for Ensuring the Business Execution by Executive Officers in accordance with Laws, Regulations and Articles of Incorporation and others in relation to Maintaining Structure for Ensuring Appropriate Business

A.	Structure for Ensuring Appropriate Business Execution of the Executive Officers

(1)	Executive officers promote lawful management in accordance with laws, regulations and Articles of Incorporation, with swearing an oath to comply with Code of Ethics of Nomura Group.

(2)	Executive officers shall strive to maintain compliance structure at each company within Nomura Group. Executive officers shall report to any member of the Audit Committee or any Audit Mission Director, and to the Group Management Committee in the event that the executive officers find any material illegal activities or other important matters regarding compliance at a company within Nomura Group. Group Management Committee shall discuss such matters and, if necessary, based on the results of the discussion, recommend the company to take appropriate measures.

B.	Structure for Retention and Maintenance of Information regarding the Business Execution of Executive Officers

Executive officers shall retain minutes, documents regarding request for managerial decisions, contracts, financial reports and other material documents (including their electronic records) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary.

C.	Structure for Regulations and others regarding Management of Risk Loss

(1)	Executive officers shall acknowledge the importance of classification, evaluation, monitoring and management of market risk, credit risk, event risk, liquidity risk, operational risk and legal risk relating to the execution of Nomura Group’s business and establish the structure for control and management of such risks at each company of Nomura Group.

(2)	Executive officers shall report to the Risk Management Committee the status of risk management systems at each company within Nomura Group. Risk Management Committee shall analyze the enterprise risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

D.	Structure for Ensuring the Effectiveness of the Business Execution of the Executive Officers

(1)	Executive officers shall execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Decision-making for matters that are delegated to executive officers by the Board of Directors shall be determined by the following organizations or procedures:

(a)	Group Management Committee: Important matters concerning management strategy, allocation of capital resources and management of Nomura Group;

(b)	Risk Management Committee: Important matters concerning enterprise risk management of Nomura Group

(c)	Risk Management Sub Committee: Important matters concerning market and credit risk management of Nomura Group

(d)	Internal Controls Committee: Matters concerning internal control and procedures and promotion of proper corporate behavior within Nomura Group; or

(e)	Collective decision-making system: Matters other than (a), (b), (c) and (d).

(3)	Group Management Committee shall determine or revise the necessary allocation of capital resources based on the business plan and budget application of each division and regional area to ensure the effective management of Nomura Group.

E.	Structure for Ensuring the Business Execution by Employees in accordance with Laws, Regulations and Articles of Incorporation

(1)	Executive officers shall disseminate Code of Ethics of Nomura Group to employees and ensure their compliance with the Code.

(2)	Executive Officers shall determine the allocation of business duties of the employees, clarify their responsibility and authority to hereby establish the structure for business execution responsibility.

(3)	In order to respond to correcting matters regarding any questionable conduct in the light of social ethics or social justice, and in order to ensure business effort taken by employees based on law-abiding spirit and social common sense, the Company shall establish Compliance Officers in each company within Nomura Group, hereby promoting the business execution in accordance with laws and regulations.

F.	Structure for Ensuring Appropriate Business in Nomura Group

(1)	Audit System within Nomura Group

(a)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries (including its consolidated subsidiaries.)

(b)	A member of the Audit Committee designated by the Audit Committee shall investigate the Company or its subsidiaries through, as necessary, himself, other members of the Audit Committee or Audit Mission Director.

(2)	Internal Audit System

(a)	Executive officers shall establish a department in charge of internal audit and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of Nomura Group.

(b)	The Internal Controls Committee shall discuss or determine basic matters concerning internal control and procedures at each company within Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(c)	Executive officers shall report on the status of internal audit in Nomura Group and its results to the Internal Controls Committee not frequently than quarterly.

(d)	Any member of the Audit Committee may recommend that executive officers (i) change the internal audit plan, (ii) implement additional audit procedures; (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

(3)	Compliance Hotline

(a)	Executive officers shall establish a “Compliance Hotline” as a tool that employees could use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors.

(b)	The Company shall permit anonymous submission from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(c)	The Company shall have its consolidated private investees in the Merchant Banking business which establish whistle-blowing procedures. The foregoing may not be applied to a private investee that deems to have minor effect on Nomura Group in terms of its financial conditions, reputation and corporate social responsibilities.

Note: The Structure above is based on the Resolution dated on April 25, 2008. We have newly established Group Management Committee, Risk Management Committee and Risk Management Sub Committee, and also established Internal Controls Committee. These changes concerning the management organization are included in the Structure above.

VII.	Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, there are no plans at the present time for the introduction of so-called takeover defense strategies such as a defense strategy of prior issue of new stock acquisition rights (a rights plan).

The Company has a management objective of building a solid position as “a Japanese financial services group with global competitive strength” and has made commitments to further growth and enhancement of shareholder value through broadening of the scope of its business and expansion into areas beyond the framework of the traditional securities industry. Broadening the profile of investment is critical in achieving the Company’s management objectives, and we believe that having many parties become knowledgeable about the Company and become shareholders will contribute to the achievement of our management objectives. Thus, the Company lists its shares on the Tokyo Stock Exchange as well as other Japanese stock exchanges, became listed on the New York Stock Exchange, and has already taken measures such as lowering the number of shares in a trading unit, and introducing a fourth-quarter dividend.

Given these circumstances, the Company’s Board of Directors recognizes that it is necessary to protect the shareholders and investors from unfavorable result in the event of an attempt to take over the Company by parties not appropriate to the business value and common benefit to shareholders, and in accordance with the obligations of persons entrusted by shareholders and investors, will take appropriate measures. In such a case, the Corporate Value Enhancement Committee established within the Company would perform research and investigation in regard to the buyout proposal etc., and after an investigatory meeting composed of the Company’s outside directors the Board of Directors would hold sufficient deliberations, and would reach a conclusion in regard to the best strategy from the viewpoint of shareholders with regard to the value of the business and common benefit to shareholders.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure.

Consolidated Balance Sheet (As of March 31, 2008)

(Millions of yen)
ASSETS
Cash and cash deposits:	1,434,067
Cash and cash equivalents	507,236
Time deposits	758,130
Deposits with stock exchanges and other segregated cash	168,701
Loans and receivables:	1,872,027
Loans receivable	784,262
Receivables from customers	43,623
Receivables from other than customers	1,045,541
Allowance for doubtful accounts	(1,399)
Collateralized agreements:	10,391,367
Securities purchased under agreements to resell	3,233,200
Securities borrowed	7,158,167
Trading assets and private equity investments :	10,656,505
Trading assets	10,325,760
Private equity investments	330,745
Other assets:	1,944,832
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of ¥260,910 million)	389,151
Non-trading debt securities	246,108
Investments in equity securities	139,330
Investments in and advances to affiliated companies	361,334
Other	808,909

TOTAL ASSETS	26,298,798

LIABILITIES
Short-term borrowings	1,426,266
Payables and deposits:	1,328,698
Payables to customers	396,629
Payables to other than customers	569,294
Deposits received at banks	362,775
Collateralized financing:	10,540,731
Securities sold under agreements to repurchase	4,298,872
Securities loaned	3,753,730
Other secured borrowings	2,488,129
Trading liabilities	5,154,369
Other liabilities	636,184
Long-term borrowings	5,224,426

TOTAL LIABILITIES	24,310,674

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Common stock
Authorized – 6,000,000,000 shares
Issued – 1,965,919,860 shares
Outstanding – 1,906,885,059 shares	182,800
Additional paid-in capital	177,227
Retained earnings	1,779,783
Accumulated other comprehensive income	(71,111)
Common stock held in treasury, at cost – 59,034,801 shares	(80,575)

TOTAL SHAREHOLDERS’ EQUITY	1,988,124

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	26,298,798

Consolidated Statement of Income (April 1, 2007 — March 31, 2008)

	(Millions of Yen)
Commissions	404,659
Fees from investment banking	85,096
Asset management and portfolio service fees	189,712
Net gain on trading	61,720
Gain on private equity investments	76,505
Interest and dividends	796,540
Loss on investments in equity securities	(48,695)
Other	28,185

Total revenue	1,593,722

Interest expense	806,465

Net revenue		787,257

Compensation and benefits	366,805
Commissions and floor brokerage	90,192
Information processing and communications	135,004
Occupancy and related depreciation	64,841
Business development expenses	38,135
Other	156,868

Non-interest expenses		851,845

Income (loss) before income taxes	(64,588)

Income tax expense	3,259

Net income (loss)		(67,847)

Consolidated Statement of Changes in Shareholders’ Equity

(April 1, 2007 — March 31, 2008)

	(Millions of Yen)
Common Stock
Balance at beginning of year	182,800

Balance at end of year		182,800

Additional paid-in capital
Balance at beginning of year	165,496
Loss on sales of treasury stock	(1,458)
Issuance of common stock options	13,189

Balance at end of year		177,227

Retained earnings
Balance at beginning of year	1,910,978
Net income (loss)	(67,847)
Cash dividends	(64,883)
Adjustment due to the initial adoption of FIN 48	1,266
Adjustment due to the initial adoption of EITF 06-2	(1,119)
Adjustment due to the initial adoption of SOP 07-1	2,049
Loss on sales of treasury stock	(661)

Balance at end of year		1,779,783

Accumulated other comprehensive income:
Cumulative translation adjustments
Balance at beginning of year	36,889
Net change during the year	(65,305)
Balance at end of year		(28,416)
Defined benefit pension plans
Balance at beginning of year	(30,276)
Pension liability adjustment	(12,419)
Balance at end of year		(42,695)

Balance at end of year		(71,111)

Common stock held in treasury
Balance at beginning of year	(79,968)
Repurchases of common stock	(3,525)
Sales of common stock	85
Common stock issued to employees	2,862
Other net change in treasury stock	(29)
Balance at end of year		(80,575)

Total shareholders’ equity Balance at end of year		1,988,124

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the provision of paragraph 1 of Article 148 of the Enforcement Regulations of the Companies Act of Japan. However, certain disclosures required under U.S. GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investment companies within the scope of AICPA, “Audit and Accounting Guide—Investment Companies,” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities and non-trading debt securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for operating purposes and Investments in equity securities for other than operating purposes are included in the Other assets section of the consolidated balance sheet in Investments in equity securities and Other, respectively.

Non-trading debt securities are recorded at fair value, with the related gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets that have determinable lives continue to be amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS144”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Basis of allowances

(1)	Allowance for loan losses

Allowances for loan losses on margin transaction loans related to broker dealers and loans receivable from financial institutions in the inter-bank money market used for short-term financing are provided for based primarily on historical loss experience.

Allowances for loan losses on loans receivable in connection with banking/financing activities reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

(2)	Accrued pension and severance costs

In accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R,” the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

7.	Hedging activities

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged items, both at inception and throughout the life of the hedge contracts. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expense.

8.	Foreign currency translation

For the consolidated financial statements, all assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in the Consolidated Balance Sheet. Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are recognized currently in income.

9.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

10.	Accounting changes

(1)	Accounting for uncertainty in income taxes

FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”) clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Nomura adopted the provisions of FIN 48 on April 1, 2007. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings at beginning. The impact to current earnings was not significant.

(2)	Accounting for sabbatical leave and other similar benefits

Nomura adopted FASB Emerging Issues Task Force (“EITF”) Issue No. 06-2, “Accounting for sabbatical leave and other similar benefits pursuant to FASB statement No.43” on April 1, 2007. In accordance with this standard, expenses and liabilities regarding sabbatical leave and similar benefits are recorded, and the adjusted amount due to the initial adoption was recorded in the retained earnings at beginning. The impact to current earnings was not significant.

(3)	Accounting for Investment companies

Nomura early adopted Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”) issued by the AICPA. SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. All investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings at beginning. The impact to current earnings was not significant.

[Notes to the Consolidated Balance Sheet]

11.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, included in Trading assets, private equity investments mainly.	3,144,284 million yen

Securities and loans receivables, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.

1,324,856 million yen

Securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. *1,2	2,238,408 million yen

*1	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset isn’t relinquished, are included.
*2	In addition, Nomura re-pledged 1,039,672million yen of securities received as collateral and securities borrowed.

12.	Contingencies

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

(1)	In 1998, one of its European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On 16 June, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On 19 June, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On 30 November 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings Inc, NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB is pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On 5 October 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. Nomura believes that the claim is wholly without merit and it shall continue vigorously to defend it.

(2)	The German bank West LB AG (“WestLB”) issued two sets of High court proceedings in England against NIP (details of the claims were only made known to NIP in December 2006 and July 2007 respectively). These claims relate to Box Clever group (“Box Clever”) which was created by the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group in June 2000. The merger was financed by WestLB who provided a loan facility to Box Clever to purchase the relevant Thorn and Granada businesses. In June 2002, the cash flows from the rental business of Box Clever were securitized, with WestLB acting as the joint lead manager with a Canadian investment bank. In September 2003, Box Clever ran into financial difficulties and was placed into administrative receivership. WestLB’s claims relate to NIP’s compilation and the provision and accuracy of information and projections regarding the financial strength of Thorn and the future performance of Box Clever in relation to the 2000 merger and 2002 securitisation. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million with other unquantified losses, being the loss WestLB claims to have suffered following the failure of the Box Clever group. Nomura believes that the Claims are without merit and it shall vigorously defend them.

13.	Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The following table sets for the information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value on the consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts *1	70,659,948 million yen

Standby letters of credit and other guarantees *2	6,438 million yen

*1	The carrying value of derivative contracts is 3,325,218 million yen.
*2	The carrying value of standby letters of credit and other guarantees is 756 million yen.

[Notes to the Consolidated Statement of Income]

14. Shareholders’ equity per share	1,042.60 yen

Basic net loss per share	(35.55) yen

Report of Independent Auditors

May 7, 2008

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa Certified Public Accountant Designated and Operating Partner

Hiroki Matsumura Certified Public Accountant Designated and Operating Partner

Yuichiro Sakurai Certified Public Accountant Designated and Operating Partner

Junko Kamei Certified Public Accountant Designated and Operating Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders’ equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) applicable to the fiscal year from April 1, 2007 through March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the corporate group, which consisted of Nomura Holdings, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2008 in conformity with accounting principles generally accepted in the United States pursuant to Article 148, Section 1 of the Corporate Calculation Regulations (refer to “Significant Basis of Presentation of Consolidated Financial Statements” of the notes to the consolidated financial statements).

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders’ equity and the notes to the consolidated financial statements) applicable to the 104th fiscal year (from April 1, 2007 to March 31, 2008) and, based on the method, detail and result of the audit, hereby report as follows:

1.	METHOD AND THE DETAIL OF THE AUDIT

In accordance with the auditing principles and assignment of duties determined by the Audit Committee, each member of the Audit Committee received the report from the executive officers of the Company regarding to the consolidated financial statements of the Company, and asked for the explanations as necessary. Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Business” (matters set forth in each items prescribed in Article 159 of the Corporate Calculation Regulations) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon, the Company’s Independent Auditor, are appropriate.

May 13, 2008	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Fumihide Nomura

Koji Tajika

Note:	Messrs. Haruo Tsuji and Koji Tajika are outside directors as defined in Article 2 item 15 and Article 400 paragraph 3 of the Companies Act of Japan.

Balance Sheet (As of March 31, 2008)

(Millions of yen)
ASSETS
Current Assets:	2,272,127
Cash and time deposits	1,416
Certificate deposits	18,800
Money held in trust	78,533
Short-term loans receivable	2,068,347
Accounts receivable	76,783
Deferred tax assets	1,370
Other current assets	26,883
Allowance for doubtful accounts	(6)
Fixed Assets:	2,177,683
Tangible fixed assets:	52,216
Buildings	16,688
Furniture & fixtures	26,688
Land	8,839
Intangible assets:	142,339
Software	142,339
Investments and others:	1,983,128
Investment securities	156,267
Investments in subsidiaries and affiliates (at cost)	1,286,638
Other securities of subsidiaries and affiliates	26,021
Long-term loans receivable from subsidiaries and affiliates	309,000
Long-term guarantee deposits	49,548
Deferred tax assets	131,793
Other investments	23,893
Allowance for doubtful accounts	(32)

TOTAL ASSETS	4,449,810

LIABILITIES
Current Liabilities:	1,601,961
Short-term borrowings	1,446,500
Bond due within one year	50,000
Collaterals received	57,035
Accrued income taxes	11,296
Other current liabilities	37,131
Long-term Liabilities:	1,424,188
Bonds payable	354,930
Long-term borrowings	1,067,000
Other long-term liabilities	2,257

TOTAL LIABILITIES	3,026,149

NET ASSETS
Shareholders’ equity	1,372,324
Common stock	182,800
Capital reserves	112,504
Additional paid-in capital	112,504
Earned surplus:	1,155,315
Earned surplus reserve	81,858
Other Earned surplus	1,073,457
Reserve for specified fixed assets	16
General reserve	994,000
Earned surplus carried forward	79,442
Treasury stock	(78,296)
Valuation and translation adjustments	39,936
Net unrealized gain on investments	34,914
Deferred gains or loss on hedges	5,023
Subscription rights to shares	11,401

TOTAL NET ASSETS	1,423,661

TOTAL LIABILITIES AND NET ASSETS	4,449,810

Statement of Income (April 1, 2007 – March 31, 2008)

	(Millions of yen)
Operating revenue		419,649
Property and equipment fee revenue	103,971
Rent revenue	37,890
Royalty on trademark	19,870
Dividend from subsidiaries and affiliates	228,462
Others	29,457

Operating expenses		175,269
Compensation and benefits	15,039
Rental and maintenance	44,742
Data processing and office supplies	33,850
Depreciation and amortization	44,002
Others	8,453
Interest expenses	29,183

Operating income		244,380

Non-operating income		3,369
Non-operating expenses		1,518

Ordinary income		246,231

Special profits		7,300
Gain on sales of investment securities	7,300

Special losses		231,048
Loss on sales of investment securities	1,106
Loss on devaluation of investment securities	2,155
Loss on devaluation of investments in subsidiaries and affiliates	224,565
Loss on retirement of fixed assets	3,221

Income before income taxes		22,483

Income taxes - current		13,445

Income taxes - deferred		(44,946)

Net income		53,985

Statement of Changes in Net Assets (April 1, 2007-March 31, 2008)

(Millions of yen)

	Shareholders’ equity
	Common stock	Capital reserve
		Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31,2007	182,800	112,504	1,458	113,962
Cash dividends
Reversal of reserve for specified fixed assets
Net income
Purchases of treasury stock
Disposal of treasury stock			(1,458)	(1,458)
Other-net
Change in the term	—	—	(1,458)	(1,458)

Balance at March 31,2008	182,800	112,504	—	112,504

	Shareholders’ equity
	Earned surplus					Treasury stock	Total Shareholders’ equity
	Earned surplus reserve	Other earned surplus			Total Earned surplus
		Reserve for specified fixed assets	General reserve	Earned surplus carried forward
Balance at March 31,2007	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903
Cash dividends	—			(86,866)	(86,866)		(86,866)
Reversal of reserve for specified fixed assets		(3)		3	—		—
Net income				53,985	53,985		53,985
Purchases of treasury stock						(3,525)	(3,525)
Disposal of treasury stock				(661)	(661)	2,947	828
Other-net
Change in the term	—	(3)	—	(33,540)	(33,543)	(579)	(35,579)

Balance at March 31,2008	81,858	16	994,000	79,442	1,155,315	(78,296)	1,372,324

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31,2007	67,013	(812)	66,201	1,224	1,475,328
Cash dividends					(86,866)
Reversal of reserve for specified fixed assets					—
Net income					53,985
Purchases of treasury stock					(3,525)
Disposal of treasury stock					828
Other-net	(32,099)	5,835	(26,265)	10,177	(16,088)
Change in the term	(32,099)	5,835	(26,265)	10,177	(51,667)

Balance at March 31,2008	34,914	5,023	39,936	11,401	1,423,661

[Notes to the Financial Statements]

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired on or after April 1, 1998, which are depreciated on the straight-line method.

(Change in Accounting)

Due to the revision of the Japanese Corporation Tax Law, the depreciation method of tangible fixed assets acquired on or after April 1, 2007 is changed in accordance with the revised Japanese Corporation Tax Law.

As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 313 million yen.

(Additional information)

Along with the revision of the Japanese Corporation Tax Law in 2007, the remaining 5 % of the asset value of tangible fixed assets acquired before April 1, 2007 which have been depreciated to 95% of the acquisition price by the previous business year would be depreciated to the nominal value of 1 yen in equal annual installments over 5 years, and this amount is included in “Depreciation and amortization.”

As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 295 million yen.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

6.	Leasing transactions

Finance leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

7.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(2)	Hedging instrument and hedged item

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.

(4)	Valuating the validity of hedging instruments

The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company applies the consolidated tax return system.

[Change in Representation]

“Certificate deposits “included in “Cash and time deposits” as of March 31, 2007, is separately specified as of March 31 2008, along with amendment to “ Practical Guideline on Accounting Standard for Financial Instruments” (Accounting Committee Report No.14, July 4, 2007).

“Certificate deposits” included in “Cash and time deposit” as of March 31, 2007 is 14,700 million yen.

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	2,189,297 million yen
Short-term payables	1,489,025 million yen
Long-term receivables	357,901 million yen
Long-term payables	281 million yen

2.	Accumulated depreciation on tangible fixed assets 73,989 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 41,664 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Balance of guaranteed obligations (1)

Guarantee of principal and coupons on ¥198,200 million bonds issued by Nomura Securities Co., Ltd.	198,200 million yen

         Guarantee of principal on US$348,000 thousand and 702,000 thousand euros in commercial paper issued by Nomura International plc and US$550,589 thousand in derivative transactions etc. by the same company

201,079 million yen (2)

Guarantee of 1,400 million yen in principal and coupons on medium term notes issued by Nomura Global Funding plc	1,400 million yen (2)

Guarantee of US$4,099,700 thousand, 3,000,500 thousand euros, AU$193,700 thousand and 2,011,400 million yen in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.	2,914,568 million yen (2)

Guarantee of US$550,254 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.	55,130 million yen (2)

Guarantee of US$42,680 thousand, 3,000 thousand euros, AU$15,000 thousand and 13,000 million yen in principal and coupons on medium term notes issued by Nomura Bank International plc.	19,127 million yen

Guarantee of US$168 thousand in settlement of stock deals by Instinet Singapore Service Private Limited	17 million yen

(Notes)

1:	In accordance with Japan Institute of Certified Public Accountants Audit Committee Report No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

2:	Includes co-guarantee with Nomura Securities Co., Ltd.

[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	418,541 million yen
Operating expenses	86,271 million yen
Non-operating transactions	61,959 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Others” includes fees from securities lending and interest received on loans mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	1,965,919,860	—	—	1,965,919,860

2.	Treasury stock

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	57,730,371	2,344,149	2,187,576	57,886,944

(Summary of reasons for change)

The principal reasons for increase were as follows:
Results of share buyback program from the market, pursuant to its articles of incorporation in accordance with Article 459-1 of the Companies Act of Japan	1,718,500 shares
Purchasing shares from shareholders whose whereabouts are unknown	553,121 shares
Increase related to requests to purchase shares less than full trading units	72,528 shares

The principal reasons for decrease were as follows:
Reduction related to exercise of stock acquisition rights	2,174,800 shares
Reduction related to buying to complete full trading units	12,776 shares

3.	Stock acquisition rights

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.1	August 5, 2002	Common stock	1,166,000
Stock Acquisition Rights No.2	July 22, 2003	Common stock	1,239,000
Stock Acquisition Rights No.3	June 4, 2004	Common stock	269,000
Stock Acquisition Rights No.4	August 16, 2004	Common stock	1,250,000
Stock Acquisition Rights No.5	April 25, 2005	Common stock	295,000
Stock Acquisition Rights No.6	June 3, 2005	Common stock	480,000
Stock Acquisition Rights No.7	July 25, 2005	Common stock	63,800
Stock Acquisition Rights No.8	July 25, 2005	Common stock	1,534,800

(Note)

Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors April 26, 2007	Common stock	38,164	20	March 31, 2007	June 1, 2007
Board of Directors July 25, 2007	Common stock	16,231	8.5	June 30, 2007	September 3, 2007
Board of Directors October 25, 2007	Common stock	16,235	8.5	September 30, 2007	December 3, 2007
Board of Directors January 31, 2008	Common stock	16,237	8.5	December 31, 2007	March 3, 2008

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors April 25, 2008	Common stock	16,218	8.5	March 31, 2008	June 2, 2008

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	235,116 million yen
Loss on devaluation of fixed assets	4,136 million yen
Loss on retirement of fixed assets	1,476 million yen
Other	3,536 million yen

Subtotal of deferred tax assets	244,263 million yen
Valuation reserve	(83,265 million yen	)

Total deferred tax assets	160,998 million yen
Deferred tax liabilities
Net unrealized gain on investments	(24,369 million yen	)
Reserve for specified fixed assets	(11 million yen	)
Other	(3,454 million yen	)

Total deferred tax liabilities	(27,835 million yen	)

Net deferred tax assets	133,163 million yen

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

[Notes to Related Party Transactions]

Subsidiary and affiliated companies

Affiliation	Name of company etc.	Proportion of voting rights etc. owned (owned by)	Content of transaction	Transaction amounts (millions of yen)	Accounting item	Year end balance (millions of yen)	Note
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Data processing system usage fees received	87,869	Accrued income	12,483	(1)
			Loans receivable Interest received	1,380,000 12,309	Long-term loans Short-term loans Accrued income	200,000 925,000 2,258	(2)
			Establishment of commitment line with subordinated terms Commitment line establishment fees received	750,000 984			(4)
			Guarantee obligation	198,200			(6)
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Interest received	1,061,289 38,493	Short-term loans Accrued income	438,940 692	(2)
			Capital increase underwritten	115,340			(5)
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	198,100 1,774	Short-term loans Accrued income	192,400 223	(2)
Subsidiary	NCCMI Inc.	(Owned) directly 100%	Loans receivable Interest received	123,312 42	Short-term loans Accrued income	123,312 42	(2)
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable Interest received	112,701 5,623	Short-term loans Accrued income	106,192 188	(2)
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	80,500 917	Short-term loans Accrued income	71,700 3	(2)
Subsidiary	Unified Partners Co., Ltd.	(Owned) directly 97.2%	Loans receivable Interest received	75,700 851	Short-term loans Accrued income	71,100 150	(2)
Subsidiary	NBB Funding Co., Ltd	(Owned) indirectly 100%	Loans receivable Interest received	69,327 3,184	Short-term loans Accrued income	54,290 62	(2)
Subsidiary	Nomura Investment Managers U.S.A., Inc.	(Owned) directly 100%	Loans receivable Interest received	66,223 3,260	Short-term loans Accrued income	52,926 4	(2)
Subsidiary	Nomura Principal Finance Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	8,300 1,261	Long-term loans Accrued income	84,000 193	(2)
Subsidiary	Nomura Europe Finance N.V.	(Owned) indirectly 100%	Borrowing Interest paid	1,730,000 12,897	Short-term borrowing Accrued expenses	1,405,000 4,468	(3)
			Guarantee obligation Guarantee fee received	2,914,568 650	Accrued income	650	(7)
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation Guarantee fee received	201,079 82	Accrued income	82	(8)
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation Guarantee fee received	55,130 23	Accrued income	23	(9)
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 6.5%	Data processing system usage fee received	16,712			(10)
		indirectly 31.1%	Software purchase	48,857	Accounts payable	13,970

Terms of transactions, policies determining terms of transactions, etc.

(Notes)

1:	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

2:	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

3:	Interest rates on borrowing are determined rationally in consideration of market interest rates. No collateral is furnished.

4:	The transaction value for the establishment of a commitment line with subordinated terms is the value of the financing limit, and the balance of financing executed as of the balance sheet date was 390,000 million yen.

5:	The capital increase with respect to Nomura Holding America Inc. represents underwriting of US$ 1,000,000 thousand.

6:	The guarantee obligation with respect to Nomura Securities Co., Ltd. represents the Company’s guarantee of obligations with respect to bonds issued by that company.

7:	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and interest on medium term notes issued by that company.

8:	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to CP etc. issued by that company.

9:	The guarantee obligation with respect to Nomura Global Financial Products Inc. represents the Company’s guarantee of obligations related to swap transactions etc by that company.

10:	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs and original costs etc. related to system development etc.

11:	Transaction values do not include consumption taxes etc., and year-end balances include consumption taxes etc.

[Notes to Per-Share Data]

Net assets per share	740.17 yen
Net income per share	28.27 yen

[Notes to Material Subsequent Event]

No applicable items.

Report of Independent Auditors

May 7, 2008

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 104th fiscal year from April 1, 2007 through March 31, 2008. These financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the 104th fiscal year ended March 31, 2008 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 104th fiscal year (from April 1, 2007 to March 31, 2008) and, based on the result of the audit, hereby reports as follows:

1.	METHOD AND THE DETAIL OF THE AUDIT

We have monitored and verified the resolution of the Board of Directors regarding the organization of the system of internal control as stipulated in Article 416, paragraph 1, items 1(ii) and 1(v) of the Companies Act and the status of the development and operation of the system based on such resolution. In addition, in accordance with the auditing principles and assignment of duties determined by the Audit Committee, and in cooperation with the Company’s departments in charge of internal control, investigated the procedure and details at the important meetings, reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers and others, and investigated the conditions of the business and assets of the Company. With respect to subsidiaries, we have communicated and exchanged information with the subsidiary company’s Directors, Executive Officers, members of the Audit Committee and statutory auditors, and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Business” (matters set forth in each items prescribed in Article 159 of the Corporate Calculation Regulations) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report, financial statements (balance sheet, statement of incomes, statement of changes in net assets and notes to the financial statements), and accompanying supplementary documents for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and the accompanying supplementary documents fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	Regarding the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material matter that violates applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the organization of the system of internal control is adequate. Moreover, we have found no remarks for the performance of the duties by the Directors and the Executive Officers regarding to status of the development and operation of the system based on such resolution.

(2)	Result of Audit of Non-consolidated Financial Statements and Accompanying Supplementary Documents

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon, the Company’s Independent Auditor, are appropriate.

May 13, 2008	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Fumihide Nomura

Koji Tajika

Note:	Messrs. Haruo Tsuji and Koji Tajika are outside directors as defined in Article 2 item 15 and Article 400 paragraph 3 of the Companies Act of Japan.

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One Trading Unit	One Hundred (100)

	1st Quarter	2nd Quarter	3rd Quarter	Year-end

Record Date for Dividend Payments	June 30	September 30	December 31	March 31

Dividend Payment Date*	September 1	December 1	March 1	June 1

*	If the payment date falls on a Saturday or Sunday, the dividend will be paid on the next business day.

General Meeting of the Shareholders         Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.